1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	August 26, 2008	By	/s/ Zhang Baocai
Zhang Baocai,
Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS FOR THE SIX MONTHS

ENDED 30TH JUNE, 2008

Yanzhou Coal Mining Company Limited is pleased to announce the unaudited interim operating results of the Group for the six months ended 30th June, 2008:

•

Total net sales of the Group for the half year ended 30th June 2008 was RMB 11,957.9 million (or approximately US$ 1,743.5 million, or HK$13,620.0 million), representing an increase of 78.6 % as compared with the total net sales of RMB 6,696.0 million (or approximately US$879.3 million, or HK$6,871.9 million) for the same period last year.

•

Net income attributable to the equity holders of the Company for the half year ended 30th June 2008 was RMB 3,912.6 million (or approximately US$570.5 million, or HK$4,456.5 million), representing an increase of 160.4% as compared with the net income attributable to the equity holders of the Company of RMB 1,502.4 million (or approximately US$197.3 million, or HK$1,541.9 million) for the same period last year.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company” or “Yanzhou Coal”) is pleased to present the Company’s unaudited interim operating results for the six months ended 30th June, 2008, which have been reviewed by the Audit Committee of the Board.

In the first half of 2008, the raw coal production of the Company and its subsidiaries (“the Group”) was 18.07 million tonnes, representing a decrease of 0.08 million tonnes or 0.4% as compared to the same period last year; coal sales volume was 18.51million tonnes, representing an increase of 1.54 million tonnes or 9.1% as compared to the same period last year. Total net sales were RMB 11,957.9 million, representing an increase of RMB 5,261.9 million or 78.6% as compared to the same period last year. Net income attributable to the equity holders of the Company for this reporting period was RMB 3,912.6 million, representing an increase of RMB 2,410.2 million or 160.4%, as compared to the same period last year.

SUMMARY OF UNAUDITED MAJOR FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

OPERATING RESULTS

	For the six months ended 30th June					For the year ended December 31
	2008 (RMB’000)		2007 (RMB’000)		change as compared to the same period of last year (+. -)	2007 (RMB’000)
	(unaudited)		(unaudited)%			(audited)
Net sales
Net sales of coal		11,845,925		6,604,656	79.4		14,356,930
Net income of railway transportation services		111,931		91,296	22.6		203,714
Total net sales		11,957,856		6,695,952	78.6		14,560,644
Gross profit		6,785,382		3,306,336	105.2		7,228,720
Interest expenses		(15,827)		(14,851)	6.6		(27,222)
Income before income taxes		5,494,255		2,240,187	145.3		4,543,313
Income attributable to equity holders of the Company for this reporting period		3,912,641		1,502,360	160.4		3,230,450
Net cash income from operating activities		3,861,370		2,030,035	90.2		4,558,649
Earnings per share	RMB	0.80	RMB	0.31	160.4	RMB	0.66

ASSETS AND LIABILITIES

	June 30				December 31
	2008 (RMB’000)		2007 (RMB’000)		2007 (RMB’000)
	(unaudited)		(unaudited)		(audited)
Current assets		13,794,310		10,069,874		9,908,233
Current liabilities		5,527,037		3,609,567		4,099,478
Total assets		30,498,879		23,760,076		26,187,400
Equity attributable to equity holders of the Company		24,346,529		19,482,616		21,417,537
Net asset value per share	RMB	4.95	RMB	3.96	RMB	4.35
Return on net assets (%)		16.07		7.71		15.07

Unaudited consolidated financial statements for the six months ended 30th June 2008

(1) The unaudited consolidated interim report of the Group for the 6 months ended 30th June 2008 prepared in accordance with the Generally Accepted Accounting Principles in the PRC and the notes thereto; and (2) the unaudited consolidated financial statements of the Group for the 6 months ended 30th June 2008 prepared in accordance with International Financial Reporting Standards and the notes thereto are set out at the appendix to this announcement.

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2007 and 2006 respectively, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2008, the raw coal production of the Group was 18.07 million tonnes, representing a decrease of 0.08 million tonnes or 0.4% as compared to the same period last year; salable coal production of the Group was 17.86 million tonnes, representing an increase of 0.19 million tonnes or 1.1% as compared to the same period last year.

The following table sets out the coal production of the Group for the six months ended June 30, 2008, and for the six months ended June 30, 2007:

	For the six months ended June 30		compared to the same
	2008	2007	period last year (+, -)
	(’000 tonnes)	(’000 tonnes)	(’000 tonnes)	(%)
1. Raw coal production	18,073.8	18,151.1	(77.3)	-0.4
1) the Company	16,405.7	16,468.9	(63.2)	-0.4
2) Shanxi Neng Hua (1)	625.6	600.2	25.4	4.2
3) Yancoal Australia Pty (2)	1,042.5	1,082.0	(39.5)	-3.7
2. Salable coal production	17,856.0	17,667.0	189.0	1.1
1) the Company	16,309.3	16,152.0	157.3	1.0
2) Shanxi Neng Hua	625.6	600.2	25.4	4.2
3) Yancoal Australia Pty	921.1	914.8	6.3	0.7

Note:	(1) “Shanxi Neng Hua” refers to Yanzhou Coal Shanxi Neng Hua Company Limited;
(2) “Yancoal Australia Pty” refers to Yancoal Australia Pty Limited.

Coal Sales and Price

The coal sale prices have risen substantially due to the rise in market price and the strategy of optimized sale structure adopted by the Company.

The following table sets out the sales prices of the Group’s products for the six months ended June 30, 2008, the six months ended June 30, 2007, the six months ended December 31, 2007 and the year ended 31st December 2007:

	For the six months ended June 30		For the six months ended December 31, 2007	For the year ended December 31, 2007
	2008	2007
	(RMB per tonne)	(RMB per tonne)	(RMB per tonne)	(RMB per tonne)
1. The Company
Clean Coal
No. 1 Clean Coal	961.50	573.04	617.83	593.88
No. 2 Clean Coal	988.51	544.24	613.48	585.60
Domestic	992.92	555.89	618.55	593.87
Export	394.45	343.07	349.08	345.10
No. 3 Clean Coal	809.41	431.37	490.03	456.29
Domestic	837.81	459.87	496.32	476.75
Export	398.43	335.18	432.92	358.90
Lump Coal	859.93	535.96	579.08	563.85
Average Price for Clean Coal	929.14	479.53	560.40	520.60
Domestic	940.95	505.22	568.03	538.88
Export	397.59	336.15	417.54	356.98
Screened Raw Coal	449.34	330.55	345.93	338.85
Mixed Coal and Others	174.67	136.70	175.09	157.42
Average Coal Price of the Company	651.02	390.10	435.88	414.02
Including: Domestic	653.67	395.00	436.37	417.24
2. Shanxi Neng Hua	236.36	195.41	212.15	204.13
3. Yancoal Australia Pty	672.82	498.52	409.78	465.10
4. traded coal (coal purchased from external sources)	670.18	—	—	—
Domestic	666.86	—	—	—
Export	926.92	—	—	—

Notes:

1. The sales price of coal products is the invoice price of coal sales of the Company minus sales taxes, transportation cost and various miscellaneous fees.

2. The historic average price of each type of coal products for the six months ended December 31, 2007 was calculated based on the following formula:

(Net sales of each type of coal products for the year ended December 31, 2007) less (Net sales of each type of coal products for the six months ended June 30 2007)
(Sales volume of each type of coal products for the year ended December 31 2007) less (Sales volume of each type of coal products for the six months ended June 30 2007)

The Group’s coal sales volume for the first half of 2008 were 18.51 million tonnes, representing an increase of 1.54 million tonnes or 9.1% as compared to the same period last year. The net sales of coal were RMB 11,845.9 million, representing an increase of RMB 5,241.3 million or 79.4% as compared to the same period last year.

The following table sets out the Group’s sales volume and net sales in coal by product category for the six months ended June 30, 2008 and the six months ended June 30, 2007:

	For the six months ended June 30
	2008			2007
	Sales volume of coal	Net sales of coal	% of total net sales of coal	Sales volume of coal	Net sales of coal	% of total net sales of coal
	‘000 tonnes	RMB’000%		‘000 tonnes	RMB’000%
1. the Company
Clean Coal
No. 1 Clean Coal	198.5	190,891	1.6	381.2	218,422	3.3
No. 2 Clean Coal	4,677.7	4,623,915	39.0	2,923.8	1,591,246	24.2
Domestic	4,643.2	4,610,318	38.9	2,763.8	1,536,371	23.3
Export	34.5	13,597	0.1	160.0	54,875	0.9
No. 3 Clean Coal	1,996.2	1,615,739	13.6	4,956.2	2,137,972	32.3
Domestic	1,867.2	1,564,326	13.2	3,823.5	1,758,305	26.6
Export	129.0	51,413	0.4	1,132.7	379,667	5.7
Lump Coal	651.5	560,226	4.7	244.8	131,225	2.0
Subtotal of Clean Coal	7,523.9	6,990,771	59.0	8,506.0	4,078,865	61.8
Domestic	7,360.4	6,925,761	58.5	7,213.3	3,644,323	55.2
Export	163.5	65,010	0.5	1,292.7	434,542	6.6
Screened Raw Coal	6,676.7	3,000,109	25.3	5,232.6	1,729,668	26.2

Mixed coal and others	1,566.2	273,572	2.3	1,772.5	242,299	3.7
Subtotal of the Company	15,766.8	10,264,452	86.6	15,511.1	6,050,832	91.6
Including: Domestic	15,603.3	10,199,442	86.1	14,218.4	5,616,290	85.0
2. Shanxi Neng Hua	601.9	142,276	1.2	571.5	111,679	1.7
3. Yancoal Australia Pty	1,001.7	673,937	5.7	886.9	442,145	6.7
4. Traded coal (coal purchased from external sources)	1,141.8	765,260	6.5	—	—	—
Domestic	1,127.2	751,710	6.4	—	—	—
Export	14.6	13,550	0.1	—	—	—
Subtotal of the Group	18,512.2	11,845,925	100.0	16,969.5	6,604,656	100.0

The Group has enhanced its coal trade business since 2008 in order to make a good use of the marketing advantages and strengthen the profitability. From January 1st, 2008 onwards, the Group adjusted the accounting treatment of coal trade business, and the coal trade item is classified as a principal business of the Company instead of other business.

In the first half of 2008, sales volume of the coal purchased from external sources of the Group were 1.14 million tones, representing an increase of 0.84 million tonnes or 280.0%, as compared to the same period last year. The sales of the traded coal were RMB765.3 million representing an increase of RMB 612.7 million or 401.5% as compared to the same period last year.

Railway Assets

In the first half of 2008, coal delivered by the railway assets of the Company was 8.50 million tonnes, representing a decrease of 0.20 million tonnes or 2.3% as compared to the same period last year. Realized net income from railway transportation service of the Company was RMB111.9 million (realized income of transportation volume calculated on an ex-mine basis and on the basis that the transportation cost of the Railway Assets was borne by the customers), representing an increase of RMB 20.635 million or 22.6% as compared to the same period last year. The increase was mainly due to the increase in transport volume with the transportation charges relating to 1.23 million tonnes being borne by the customers.

Operating Expenses and Cost Control

Total operating expenses of the Group in the first half of 2008 were RMB 6,594.7 million, representing an increase of RMB 2,048.7 million or 45.1% as compared to the same period last year, among which, (1) the cost of sales and railway transportation service increased by RMB 1,782.9 million or 52.6% as compared to the same period last year; (2) selling, general and administration expenses increased by RMB 265.8 million or 23.0% as compared to the same period last year. The percentage of total operating expenses to total net sales decreased to 55.1% in this reporting period from 67.9% in the same period last year.

The following table sets out the Group’s major operating expenses, which are also expressed as percentages of total net sales, for the six months ended June 30, 2008 and the six months ended June 30 2007, respectively:

	For the six months ended June 30
	2008	2007	2008	2007
	(RMB’000)		(% of total net sales)
Net sales
Net sales of coal	11,845,925	6,604,656	99.1	98.6
Net income of railway transportation service	111,931	91,296	0.9	1.4
Total net sales	11,957,856	6,695,952	100.0	100.0
Cost of sales and railway transportation service
Materials	704,859	560,611	5.9	8.4
Wages and employee benefits	1,267,739	1,141,120	10.6	17.0
Electricity supply	209,377	200,149	1.8	3.0
Depreciation	547,341	529,481	4.6	7.9
Repairs and maintenance	—	204,144	—	3.0
Expenses for land subsidence, restoration, recovery and environmental protection	951,570	419,471	8.0	6.3
Mining rights expenses and amortization	85,303	12,947	0.7	0.2
Other transportation expenses	65,436	52,247	0.5	0.8
Cost of traded coal	727,381	—	6.1	—
Other expenses	613,468	269,446	5.1	4.0
Total cost of sales and costs of railway transportation service	5,172,474	3,389,616	43.3	50.6
Selling, general and administration expenses	1,422,260	1,156,437	11.9	17.3
Total operating expenses	6,594,734	4,546,053	55.1	67.9

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited interim financial report and the notes thereto for the six months ended June 30, 2008 and the unaudited interim financial report and the notes thereto for the six months ended June 30, 2007. Those financial reports have been prepared in accordance with IFRS.

RESULTS FOR THE SIX MONTHS ENDED June 30, 2008 COMPARED WITH RESULTS FOR THE SIX MONTHS ENDED June 30, 2007

In the first half of 2008, realized net sales of the Group were RMB 11,957.9 million, representing an increase of RMB 5,261.9 million or 78.6%, from RMB6,696 million over the same period in 2007, which was mainly attributable to : (1) the rise in average sale price of coal resulted in an increase of RMB 4,313.1 million in net sales of coal; and (2) sales of traded coal (purchased from external sources of the Group) resulted in an increase of RMB 765.3 million in net sales of coal. The following table sets out the sales and changes in the sales of the Group for the six months ended June 30, 2008 and the six months ended June 30, 2007:

	For the six months ended June 30
	2008	2007	change(+,-)	change(+,-)
	RMB million	RMB million	RMB million	%
1. Net sales of coal	11,845.9	6,604.7	5,241.2	79.4
The Company	10,264.5	6,050.8	4,213.7	69.6
Shanxi Neng Hua	142.2	111.7	30.5	27.3
Yancoal Australia Pty	673.9	442.1	231.8	52.4
traded coal (purchased from external sources)	765.3	—	—	—
2. Net income of railway transportation service	111.9	91.3	20.6	22.6
3. Total	11,957.9	6,696.0	5,261.9	78.6

In the first half of 2008, cost of sales and cost of railway transportation service of the Group was RMB 5,172.5 million, representing an increase of RMB 1,782.9 million or 52.6%, as compared to RMB3,389.6 million over the same period in 2007. The following table sets out the cost and changes in the costs of the Group for the six months ended June 30, 2008 and the six months ended June 30, 2007:

		For the six months ended June 30		Increase or decrease	Percentage increase or decrease
		2008	2007	(+,-)%
1. sale cost of coal (RMB million)		5,054.4	3,299.6	1,754.8	53.2
The Company	total sale cost (RMB million)	3,864.7	2,908.7	956.0	32.9
	sale cost per tonne (RMB) note	245.11	187.52	57.59	30.7
Shanxi Neng Hua	total sale cost (RMB million)	98.0	84.7	13.3	15.7
	sale cost per tonne (RMB)	162.89	148.23	14.66	9.9
Yancoal Australia Pty	total sale cost (RMB million)	364.3	307	57.3	18.7
	sale cost per tonne (RMB)	363.69	346.15	17.54	5.1
Traded coal (purchased from external sources)	total sale cost (RMB million)	727.4	—	—	—
2. Cost of railway transportation service (RMB million)		118.1	90.0	28.1	31.2
3. Total (RMB million)		5,172.5	3,389.6	1,782.9	52.6

Note:

In the first half of 2008, sale cost per tonne of coal was RMB 245.11, representing an increase of RMB 57.59 or 30.7%, as compared to RMB 187.52 over the same period in 2007; sale cost per tonne of coal was RMB 210.67 after deducting the increase in unit cost of coal sales caused by government policies, representing an increase of RMB 23.15 or 12.3%, from RMB 187.52 over the same period in 2007. The main reasons contributing to the change in the increase in unit cost of coal sales are set out as follows:

Unit: RMB

Factors		Relevant amount (+,-)
1.Government Policies:
(a)	From August 1st, 2007 onwards, as required by the regulations issued by Jining Municipal Government,
	Shandong Province, the Company accrued Coal Price Regulation Fund provision of RMB 8/ton ROM.	8.03
(b)	From January 1st, 2008 onwards, the Company has accrued Mining Right Resource Asset Compensation Fee
	provision of RMB5 / ton ROM for the originally-owned five coalmines (Nantun Coalmine, Xinglongzhuang
	Coalmine, Baodian Coalmine, Dongtan Coalmine, Jining ☐ Coalmine).	4.58
(c)	The arable land use tax paid by the Company has increased by RMB 67.470 million year on year due to the
	higher standard of the arable land use tax.	4.30
(d)	The mining area river banks harness fee paid by the Company has increased by RMB 102.5 million.	6.54
(e)	Compensation fee for the structures and greens attached on the surface of the mining areas paid by the
	Company has increased by RMB 174.1 million.	10.99
	Subtotal	34.44
2. Others
(a)	Increase of employees’ wages and various miscellaneous fees.	8.09
(b)	An increase of unit cost of coal sales as a result of the price increase of raw material.	9.43
(c)	The land subsidence fees paid by the Company increased by RMB 180 million year on year.	11.48
(d)	The company re-classified the repairing expenses originally listed under cost of sales as selling, general and administration expenses.	(6.32)
	Subtotal	22.68
	Total	57.12

In the first half of 2008, selling, general and administration expenses of the Group were RMB 1,422.3 million, representing an increase of RMB 265.9 million or 23%, from RMB1,156.4 million over the same period in 2007,mainly due to: (1) labor insurance of the Company increased by RMB 119.6 million over the same period in 2007; (2) the Company re-classified the repairing fees originally under cost of sales as selling, general and administration expenses, resulting in an increase of RMB150.5 million in sales, general and administrative fees over the same period last year; (3) the loss in foreign exchange translation increased by RMB 126.1 million over the same period in 2007;. (4) assets impairment provisions of RMB 28.375 million were accrued during the reporting period; (5) selling, general and administration expenses of Shanxi Neng Hua decreased by RMB 24.164 million; and (6) selling, general and administration expenses of Yancoal Australia Pty decreased by RMB 189 million, mainly due to exchange gains of RMB 106.8 million in the reporting period.

In the first half of 2008, other operating income of the Group was RMB 194.2 million, representing an increase of RMB 89.013 million or 84.7%, compared to RMB105.1 million over the same period in 2007, which was primarily due to receipt of interests income of RMB 132.2 million on entrusted loans during the reporting period.

In the first half of 2008, interest expenses of the Group were RMB 15.827 million, representing an increase of RMB 0.976 million or 6.6% compared to RMB14.851 million over the same period last year.

In the first half of 2008, income before income tax of the Group was RMB 5,494.3 million, representing an increase of RMB 3,254.1 million or 145.3%, compared to RMB2,240.2 million over the same period last year.

In the first half of 2008, net income attributable to the equity holders of the Company for the period was RMB 3,912.6 million, representing an increase of RMB 2,410.2 million or 160.4%, compared to RMB1,502.4 million for the same period last year.

Total assets of the Group increased to RMB 30,498.9 million as at June 30, 2008 from RMB 26,187.4 million as at December 31, 2007, representing an increase of RMB 4,311.5 million or 16.5%. The increase was primarily due to the increase in assets value resulting from the Group’s operating activities.

Total liabilities of the Company increased to RMB 6,077.7 million as at June 30, 2008 from RMB 4,698.8million as at December 31, 2007 by RMB 1,378.9million or 29.3%, mainly due to (1) Yancoal Australia Pty borrowed a new bank US$ loan (converted to RMB 464.9 million on June 30, 2008); and (2) dividend payable for the year 2007 was RMB 836.1 million.

Equity attributable to equity holders of the Company increased from RMB21, 417.5 million as at December 31, 2007 to RMB 24,346.5 million as at June 30, 2008, representing an increase of RMB 2,929 million or 13.7%. Such increase was principally attributable to the profits realized from the Company’s operating activities.

LIQUIDITY AND FINANCIAL RESOURCES

In the first half of 2008, the Group’s principal source of fund was the cash flow from operations and the collection of the principal plus interest of entrusted loans. The Company’s principal uses of the fund include payment for operating expenses, purchase of property, machinery and equipment, and purchase of the Mining Right of Zhaolou Coal Mine.

In the first half of 2008, the net cash flow from operating activities of the Group was RMB 3,861.4 million, representing an increase of RMB 1,831.4 million or 90.2%, as compared to RMB 2,030 million for the same period last year, which is mainly due to the increase of cash generated from sales of products and provision of services.

As at June 30, 2008, the balance of the Company’s notes receivable and accounts receivable were RMB 2,854 million, representing an increase of RMB 100.5 million or 3.6% from RMB2, 753.5 million as at December 31, 2007. Of this amount, (1) notes receivable accounted for RMB 2,626.8 million, representing a decrease of RMB 12.15 million or 0.5%, as compared to RMB 2,639.0 million as at December 31, 2007; (2) accounts receivable increased from RMB114.5 million as at December 31, 2007 by RMB 112.7 million or 98.4%, to RMB 227.2 million as at June 30, 2008, principally due to (a) the reduction of newly occurred accounts receivable in the reporting period; and the Company’s enhanced efforts in collecting previous accounts receivable resulting in the reduction of RMB 42.133 million of the balance of accounts receivable; and (b) accounts receivable of Yancoal Australia Pty increased by RMB 205.4 million due to the roll-over of settlement of coal sales.

As at June 30, 2008, inventories of the Company increased from RMB440.1 million as at December 31, 2007 by RMB184.3 million or 41.9%, to RMB 624.4million. Such increase was mainly due to the increase of coal inventory and unit cost.

Prepayments and other loans receivable increased from RMB 326.7 million as at December 31, 2007 by RMB 599.2 million or 183.4%, to RMB 925.9 million as at June 30, 2008. Such increase was mainly due to the increase in the prepayments to the traded coal purchased from external sources of the Group.

Notes payable and accounts payables decreased from RMB 657.5 million as at December 31, 2007 by RMB 101.7 million or 15.5%, to RMB 555.8 million as at June 30, 2008. Such decrease was mainly due to the decrease in commercial acceptance bills.

Other accounts payables and accrued expenses increased from RMB 2,671.1 million as at December 31, 2007 by RMB 309.9 million or 11.6%, to RMB 2,981 million as at June 30, 2008.

Long-term liabilities decreased from RMB 599.3 million as at December 31, 2007 by RMB 48.696 million or 8.1%, to RMB 550.6 million as at June 30, 2008.

On 30th May 2008, the Company collected RMB 780 million of the principal plus interest of the entrusted loan, which was provided to Shandong Xin Jia Industrial Company Limited by the Company.

In the first half of 2008, the Group’s capital expenditure for purchase and replacement of plant, property and machinery equipment was RMB 537.4 million, representing a decrease of RMB 96.922 million or 15.3%, as compared to RMB 634.3 million in the same period last year.

In the first half of 2008, Yanmei Heze Neng Hua Company Limited (“Heze Neng Hua”) purchased mining rights of Zhaolou coalmine from Yankuang Corporation Group Limited (“Yankuang Group”, “the Controlling Shareholder” or “Parent Company”) at a cash consideration of RMB747.3 million. The purchase fund was from the entrusted loan which was provided by the Company to Heze Neng Hua.

As at June 30, 2008, the Group’s gearing ratio was 3.3%, which was calculated based on equity attributable to equity holders of the Company and borrowings amounting to RMB 24,346.5 million and RMB 795 million respectively.

The following table sets out the Group’s capital expenditure in (a) the first half of 2008; (b) the estimated capital expenditure in the second half of 2008; and (c) for the year of 2008:

	1st half 2008	2nd half 2008 (estimated)	2008 (estimated)
	(RMB million)	(RMB million)	(RMB million)
The Company	184.8	952.4	1,137.2
Yulin Neng Hua (note)	128.7	952.1	1,080.8
Heze Neng Hua	964.2	277.5	1,241.7
Shanxi Neng Hua	54.6	139.6	194.2
Yancoal Australia Pty	12.2	13	25.2
Total	1,344.5	2,334.6	3,679.1

Note: Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited.

The Group believes that it will have sufficient capital to satisfy its operational and development requirements

TAXATION

The Company and all of its subsidiaries which are registered in China are subject to an income tax rate of 25% on its taxable profits for the reporting period. Yancoal Australia Pty and its wholly-owned subsidiary, Austar Coal Mining Pty Limited, are subject to an income tax rate of 30% on its taxable profits for the reporting period.

OUTLOOK FOR THE SECOND HALF OF 2008

There is a strong demand and tight supply in China domestic coal market with the coal price maintaining at a high level. As China still sees a high economic growth, the demand of coal for electricity, metallurgy, chemical, building materials and other fundamental industries will remain strong as they sustain a relatively high development pace. In particular, there is a faster increase in demand of coal from the rapid development of electrical industry and coal chemical industry. While the international coal price is in the rising trend, China coal export volume remains steady and coal import volume decreases. The PRC Government continues to regulate and close down sub-standard coalmines and imposes stricter safety production requirements. Consequently, there will be limited room for the increase of coal supply in domestic market. The bottleneck of railway coal transportation capacity will restrain the coal supply in the long run. The central government continues to limit the entry to the industry, regulate development order and improve withdrawal mechanism and at the same time sets out an industry prospect and structure in favor of the development of large scale coal groups so as to enhance concentration in the coal industry in China. The PRC Government has suspended application for exploration rights to facilitate the steady development of China coal market.

Coal is in short supply in the international market, and the coal price will remain volatile at a high level. As the prices of international oil and natural gas have reached successive new high records in the first half of 2008, coal price reached record high and the position of coal as basic energy will be further strengthened accordingly. Increase in demand in the international coal market comes down as the economic development of USA, Japan and other countries slows down. However, the basic scenario of tight demand in the international coal market remains the same and coal price will maintain volatile at a high level. Major coal suppliers around the world will experience diminishing increase in coal supply, while Australia is limited by port capacity, China, Vietnam, Indonesia, and other countries will not significantly increase coal export in order to satisfy the domestic demand for coal.

Operating Strategies

In the second half of 2008, the Company will face lots of pressures and challenges such as increase in costs, volatility in coal price and difficulties in acquiring new coal resources. Moreover, factors such as materials price hike, increase in expenses caused by the relevant government policies will have a negative impact on the operating performance of the Company. The temporary cap price of thermal coal imposed by the central government and other state macroeconomic adjustment policies, changes in supply and demand of coal and methanol, and transportation capacity of coal will cause volatility in coal price and methanol price. Meanwhile, the upward movement in the price of coal resources will increase the operating costs of external expansion of the Company.

The Company will continue to enhance its profitability and Shareholders’ return through implementation of strategies relating to organic development and external expansion in parallel. In the second half of 2008, the Company will focus on the following operating strategies:

Expediting the existing projects construction and continuously seeking for new acquisition opportunities. The PRC government authority has put more emphasis on the development of coal chemical industry. With high prices of methanol products, the industry is positioned in an upward channel. The Company will leverage such favorable policies circumstance for coal chemical industry to ensure the commencement of trial production of the 600,000 tonnes methanol project of Yulin Neng Hua in the third quarter of 2008 following the trial run of the 100,000 tonnes methanol project of Shanxi Neng Hua. The Company will form a solid foundation for the development of its coal chemical products through enhancement of product quality, profitability and brand image of the Company. The Company will also ensure the trial operation of Zhaolou coalmine in Shandong Province in the 4th quarter of 2008 and accelerate the establishment of Yushuwan coalmine in Shaanxi Province. Meanwhile, the Company will continue to seek new investment opportunities of coal reserves both in China and abroad to expand the scale of coal assets, develop and further extend the deep processing of coal.

Improving operation management and enhancing profitability of the existing coal mines. Firstly, the Company will stabilize the output and sales volume of its existing coal mines by focusing on optimization of the coalmine production system. Secondly, the Company will improve the marketing and sales system and continue to implement the “Three Nil Project” and the “Four Optimizations”, adjust products variety mix, increase production percentage of high quality clean coal, raise the sales percentage of strategic customers, improve spot auction sales model and leverage the distribution network of the Company to expand the scale of operation of the Company. Lastly, by giving prominence to management and cost control, the Company will ensure effective cost control through steady improvement to be made in the financial control systems, strengthening of capital budgeting management, further expansion of budget range in terms of controllable costs and improving performance assessment systems.

Regulating corporate operations and fulfilling social responsibilities of the Company. The Company intends to further strengthen the establishment of its internal control system, improve its internal control of work flow and system, and enhance corporate governance and promote a better regulated operation. The Company fully complies with the relevant PRC laws and regulations in relation to environmental protection, saving of resources and reduction of emission. Based on scientific and technological advancement, the Company will pay back to the Shareholders for their support with a steady growth in operating results and an eco-friendly environment and contribute to local economy development to achieve a harmonious relationship between the stable and healthy development of the Company and sustainable increase of social benefits.

CHANGES IN SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDINGS

Changes in Share Capital during the Reporting Period

During this reporting period, the total number of shares and the capital structure of the Company remained unchanged. As at June 30, 2008, the share capital of the Company was as follows.

Unit: share

(Par value per share: RMB1.00)

	Number of shares	Percentage of the total capital of the Company
Domestic shares	2,960,000,000	60.18%
Including: shares held by the founder (Yankuang Group)	2,600,000,000	52.86%
Other shareholders	360,000,000	7.32%
Overseas listed H share	1,958,400,000	39.82%
Total numbers of shares	4,918,400,000	100.00%

Number of Shareholders as at the end of this Reporting Period

As at June 30, 2008, the Company had a total of 130,440 Shareholders, of which 5 were the holders of A shares subject to a trading moratorium, 130,325 were holders of A shares without trading moratorium and 110 were holders of H shares.

SUBSTANTIAL SHAREHOLDERS

As at June 30, 2008, the top ten Shareholders and the top ten Shareholders holding tradable shares without trading moratorium of the Company were set out as follows. Such information was provided by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Registrars Limited.

Name of Shareholders	Class of Shares	Number of shares held as at the end of this reporting period	Percentage holding of the total capital of the Company (shares) (%)
Yankuang Group Corporation Limited (tradable shares subject to trading moratorium)	A shares	2,600,000,000	52.86
Shareholders holding tradable shares without trading moratorium
HKSCC Nominees Limited	H shares	1,956,645,146	39.78
Fortune SGAM selected sector fund	A shares	14,200,434	0.29
Nanfang Index Composite Equity Fund	A shares	9,721,965	0.20
	A shares	7,400,734	0.15
(Guangfa Growing Shares Securities Investment Fund)	A shares	5,713,414	0.12
Yi Fang Da Value Growing Combined Securities Investment Fund	A shares	4,001,558	0.08
Yinhuafuyu Subject Shares Securities Investment Fund	A shares	4,000,000	0.08
Jiashi CSI 300 Index Securities Investment Fund	A shares	3,746,599	0.08
China Balanced Growth Fund	A shares	3,150,000	0.06
(‚Guangfa Growth Securities Investment Fund)	A shares	2,999,880	0.06

As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited held the Company’s H shares in a nominee capacity.

It is uncertain as to whether the shares held by the HKSCC Nominees Limited as disclosed above were pledged, locked-up or held under trust. None of the shares held by all other shareholders were pledged, locked up or held under trust during this reporting period.

Save as disclosed above, except that the fund manager for Guangfa Growing Shares Securities Investment Fund and ‚Guangfa Growth Securities Investment Fund is Guangfa Fund Management Co., Ltd., other related party relationships and concert party actions among the Shareholders are unknown.

During this reporting period, there was no change in the controlling Shareholders or actual controlling person of the Company.

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 30 June 2008, no other person (other than a director, chief executive or supervisor of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholder	Class of shares	Number of shares held (shares)	Capacity	Type of interest	Percentage in the relevant class of share capital		Percentage in total share capital
Yankuang Group Corporation Limited	Domestic Shares	2,600,000,000 (L)	Beneficial Owner	Corporate	87.84	%(L)	52.86	%(L)

JP Morgan Chase & Co.	H Shares (Note 2)	278,395,383(L) including 82,915,299(P) 50,868,452(S)	Beneficial owner, Investment manager and Custodian corporation/Approved lending agent	Corporate	14.22 2.60	%(L) %(S)	5.66 1.03	%(L) %(S)

Penta Investment Advisers Limited	H Shares (Note 3)	213,670,000(L)	Investment manager	Corporate	10.91	%(L)	4.34	%(L)

Zwaanstra John	H Shares (Note 3)	213,670,000(L)	Interests of controlled corporations	Corporate	10.91	%(L)	4.34	%(L)

Notes:

1. The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

2. The long positions in H shares included 87,187,317 H shares held as beneficial owner, 25,377,468 H shares held as investment manager and 82,915,299 H shares held as Custodian Corporation / approved lending agent. Among the aggregate interests of long position in H shares, 30,506,315 H shares were held as physically settled unlisted derivatives.

The aggregate short position in 50,868,452 H shares were held as beneficial owner. Among the aggregate interests of short position in H shares, 2,634,000 H shares were held as cash settled derivatives listed or traded on a Stock Exchange or traded on a Futures Exchange, 17,601,595 H shares were held as physically settled unlisted derivatives and 23,000,000 H shares were held as cash settled unlisted derivatives.

3. These H shares were held indirectly by Penta Investment Advisers Limited through its controlled companies, of which 926,000 H shares were held as cash settled derivatives listed or traded on a Stock Exchange or traded on a Futures Exchange. Mr. Zwaanstra John, as the 100% controller of Penta Investment Advisers Limited, was deemed as owning interests of the shares held by Penta Investment Advisers Limited.

Pursuant to the Securities Law of the People’s Republic of China, save as disclosed above, no other shareholders were recorded in the register as at June 30, 2008 as having an interest of 5% or more of the Company’s public shares.

SHAREHOLDINGS OF DIRECTORS AND SUPERVISORS IN THE COMPANY

Save as disclosed below, as at June 30, 2008, none of the directors, chief executive officer or supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company’s supervisors to the same extent as it applies to the Company’s directors).

Name	Status	Title	Number of domestic shares held at the beginning of this reporting period	Number of domestic shares held at the end of this reporting period	Reasons for change
			(shares)	(shares)
Wang Xin	–	Chairman of the Board	0	0	–
Geng Jiahuai	–	Vice Chairman of the Board	0	0	–
Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	20,000	20,000	–
Shi Xuerang	–	Director	0	0	–
Chen Changchun	–	Director	0	0	–
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	20,000	20,000	–
Wang Xinkun	–	Director and Vice General Manager	0	0	–
Zhang Baocai	–	Director and Secretary of the Board	0	0	–
Dong Yunqing	–	Employee Representative Director	0	0	–
Pu Hongjiu	–	Independent Non-executive Director	0	0	–
Zhai Xigui	–	Independent Non-executive Director	0	0	–
Li Weian	–	Independent Non-executive Director	0	0	–
Wang Junyan	–	Independent Non-executive Director	0	0	–
Song Guo	Beneficial owner	Chairman of the Supervisor Committee	1,800	1,800	–
Zhou Shoucheng	–	Vice Chairman of the Supervisor Committee	0	0	–
Zhang Shengdong	–	Supervisor	0	0	–
Zhen Ailan	–	Supervisor	0	0	–
Wei Huanmin	–	Employee Representative Supervisor	0	0	–
Xu Bentai	–	Employee Representative Supervisor	0	0	–

All the interests disclosed above represent long position in the shares of the Company.

As at June 30, 2008, the total number of domestic shares of the Company held by the directors and supervisors of the Company was 41,800 shares, representing 0.0008% of the total share capital of the Company.

As at June 30, 2008, none of the directors, chief executive officer or supervisors of the Company or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution for Year 2007

At the 2007 annual general meeting of the Company held on 27th June, 2008, the Shareholders approved the final dividends of RMB 836.1 million ( tax included), or a distribution of RMB0.170 (tax included) per share to the Shareholders.

As at this reporting date, the 2007 final cash dividends had been paid to the Shareholders.

Interim Dividends Distribution

There will be no payment of interim dividend or issue of bonus shares for the first half-year of 2008.

Election of New Session of Directors and Supervisors

At the 2007 annual general meeting of the Company held on 27th June, 2008, Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai were elected as directors of the fourth session of the Board. Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, and Mr. Wang Junyan were elected as independent directors of the fourth session of the Board.

Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan were elected as shareholders representative supervisors of the fourth session of the supervisor committee.

On 21st May 2008, Mr. Dong Yunqing was elected by employees representatives as the employee representative director of the fourth session of the Board. Mr. Wei Huanmin and Mr. Xu Bentai were elected as the employee representative supervisors of the fourth session of the supervisory committee.

Among the directors of the third session of the Board, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi had already held the position as independent director for two consecutive sessions, and they did not hold the same position any longer in compliance with the listing regulations. Among the members of the third supervisory committee, Mr. Meng Xianchang and Mr. liu Weixin were no longer the supervisors after they completed their respective term of office.

The term of office for the directors of the fourth session of the Board and that of the supervisors of the fourth session of the supervisory committee are both three years, which commenced from the conclusion of the 2007 annual general meeting shareholders’ meeting appointing the directors of the fifth session of the Board and the supervisors of the fifth session of the supervisory committee.

Election of Chairman, Vice Chairman and Appointment of Senior Management

At the first meeting of the fourth session of the Board held on 27th June, 2008, Mr. Wang Xin was elected as the chairman of the fourth session of the Board; Mr. Geng Jiahuai and Mr. Yang Deyu were elected as the vice-chairmen of the fourth session of the Board; Mr. Yang Deyu was appointed as the general manager of the Company; Mr. Jin Tai, Mr. Zhang Yingmin, Mr. He Ye, Mr. Qu Tianzhi, Mr. Wang Xinkun, Mr. Tian Fengze, Mr. Shi Chengzhong and Mr. Lai Cunliang were appointed as the deputy general managers; Mr. Wu Yuxiang was appointed as the chief financial officer; Mr. Zhang Baocai was appointed as the secretary of the Board; Mr. Ni Xinghua was appointed as the chief engineer; Mr. Wu Yuxiang and Mr. Zhang Baocai were appointed as the Company’s authorized representatives.

Establishment of Special Committee of the Board

At the first meeting of the fourth session of the Board, the establishment of the audit committee of the fourth session of the Board was approved. Mr. Zhai Xigui, Mr. Pu Hongjiu, Mr. Li Weian, Mr. Wang Junyan, Mr. Chen Changchun and Mr. Dong Yunqing were appointed as members of the audit committee with Mr. Zhai Xigui being the chairman of the Audit Committee and the Audit Department under the Board as the working department of the Audit Committee.

The establishment of the remuneration committee of the fourth session of the Board was approved. Mr. Li Weian, Mr. Wang Junyan and Mr. Dong Yunqing were appointed as members of the remuneration committee with Mr. Li Weian being the chairman of the Remuneration Committee and the Human Resource Department of the Company as the working department of the Remuneration Committee.

Election of Chairman and Vice Chairman of the Supervisor Committee

At the first meeting of the fourth session of the supervisor committee held on 27th June, 2008, Mr. Song Guo was elected as the chairman of the supervisor committee, and Mr. Zhou Shoucheng was elected as the vice-chairman of the supervisor committee.

Amendments to the Articles of Association of the Company

As approved by the first extraordinary general meeting for the year 2008 held on 30th January, 2008, the Company amended the terms of the articles of association relating to certain powers of its independent directors. Details of the amendments to the Articles of Association were posted on the websites of both the Hong Kong Stock Exchange and the Company on 31st January, 2008.

The “Resolution on Making Amendments to the Articles of Association of Yanzhou Coal Mining Company Limited” was approved in the 2nd meeting of the fourth session of the Board held on 18th July, 2008. Some articles were added to prevent the controlling Shareholder or its related parties to appropriate funds of the Company. The resolution will be presented to the next General Meeting of the Company for their consideration and approval. Relevant details were posted on the websites of both the Hong Kong Stock Exchange and the Company on 18th July, 2008.

Acquisition of Mining Rights of Zhaolou Coalmine by Heze Neng Hua

Pursuant to the approval at the first extraordinary general meeting held on 30th January, 2008, Heze Neng Hua purchased the mining rights of Zhaolou coalmine from Yankuang Group at a cash consideration of RMB747.3 million. Heze Neng Hua obtained the mining right certificate of Zhaolou Coalmine issued by the Ministry of Land and Resources on 5th May, 2008.

The purchase of mining rights of Zhaolou coalmine increased the total volume of the coal reserves of the Group and the Group’s capability for sustainable development. As Zhaolou Coalmine is under construction, such purchase would have no influence on the operating results of the Group in this reporting period. The purchase consideration accounted for 14.0% of the unaudited total profit of the Group for the first half of 2008 calculated under PRC GAAP.

Details of the purchase were posted on the websites of both the Hong Kong Stock Exchange and the Company on 4th December, 2007 and on 30th January, 2008 respectively.

Acquisition of Equity Interest in Yulin Neng Hua from the other Shareholders

As considered and approved at the daily operation meeting by the general managers held on 19th May,2008, the Company has acquired 2% equity interest of Yulin Neng Hua Co., Ltd from Shandong Chuangye Investment Development Co., Ltd and 1% from China Hualu Engineering Company at a total cash consideration of RMB 24 million with the Company internal-generated cash.

Yulin Neng Hua completed the registration procedures for the above-mentioned equity transfer on 24th June, 2008. After the acquisition, Yulin Neng Hua became a wholly-owned subsidiary of the Company.

Increase in the Registered Capital of Yulin Neng Hua

As considered and approved at the daily operation meeting by the general managers held on 19th May,2008, the Company injected an additional RMB 600 million into Yulin Neng Hua, which will be used in Yulin Neng Hua Methanol Project construction. The registered capital of Yulin Neng Hua has increased to RMB1, 400 million from RMB800 million. Among the newly injected capital, RMB500 million was financed from the fund raised by issuing new H shares in 2004.As at the date of this report, the Company has consumed all the proceeds raised by issuing new H shares in 2004.

Material Litigation and Arbitration

On 13th December 2004, the Company provided an entrusted loan of RMB 640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). On 22nd December 2004, the Company made an application to lock up the 289 million shares in Huaxia Bank Company Limited (“Huaxia Shares”) held by Lianda Group Limited (“Lianda Group”), the guarantor of the Entrusted Loan.

In November 2005, Shandong RunHua Group Company Limited (“RunHua Group”) started legal proceedings in another action for the transfer of 240 million shares in Huaxia Bank held by Lianda to it.

According to the mediation proposal of the Supreme People’s Court, RunHua Group shall voluntarily guarantee the realization of the debt of Yanzhou Coal. The Higher People’s Court of Shandong Province in November, 2007 transferred 200 million Huaxia Shares out of 289 million Huaxia Shares attached to the Company to RunHua Group for Runhua Group to finance the settlement of debt.

On 30th May 2008, the Company collected the principal plus interest of the entrusted loan in the total sum of RMB 780 million, among which, the interest income accounted for 3.5% of the Company’s unaudited net profit for the first half of 2008 under PRC GAAP.

Save as disclosed above, the Company was not involved in any other significant litigation or arbitration during this reporting period.

Material Contracts

Save as the relevant agreements disclosed in the section headed “Disclosure of Significant Events”, the Company has not been a party to any material contract during this reporting period.

CORPORATE GOVERNANCE

1. In accordance with the requirements under special program on governance of listed companies launched by China Securities Regulatory Commission (“CSRC”), Shandong Securities Regulatory Bureau and Shanghai Stock Exchange, the Company has taken action to modify and improve its internal control system and specific system. “Report with regard to the thorough implementation of specific corporate governance activities of Yanzhou Coal Mining Company Limited” was approved and the amendment to the “Information disclosure management system of Yanzhou Coal Mining Company Limited” was made and approved at the second meeting of the fourth session of the Board held on 18th July, 2008. (The relevant details of the purchase were posted on the websites of both The Hong Kong Stock Exchange Limited and the Company on 18h July, 2008).

2. In accordance with the requirements under special program launched by CSRC, Shandong Securities Regulatory Bureau and Shanghai Stock Exchange on the prevention of appropriation of funds of the listed company by the controlling shareholder and its related parties, “Self-inspection report with regard to specific activities to prevent appropriation of funds of the Company by the controlling shareholder and related parties of Yanzhou Coal Mining Company Limited” and “Administrative measures with regard to the prevention of appropriation of funds by the controlling shareholder of Yanzhou Coal Mining Company Limited and its related parties” were completed and approved at the second meeting of the fourth session of the Board held on 18th July, 2008. The Company carried out self-inspection. There were no appropriation of funds of the Company by the controlling shareholder and its related parties of the Company in non-operational activities.

3. During this reporting period, the Company has been steadily promoting internal control system construction pursuant to the US Sarbanes-Oxley Law, the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), Guide on Internal Control of the Listed Companies of Shanghai Stock Exchange, and the Rules Governing the Listing of Securities on The Stock Exchange Hong Kong Limited.

In April 2008, the management completed its evaluation of the effectiveness of the Group’s internal control as of December 31, 2007 and the same was considered and approved in the 16th meeting of the third session of the Board held on 18th April, 2008. The management evaluation results were audited by Deloitte Touche Tohmatsu Certified Public Accountants Ltd in June, 2008.

CONNECTED TRANSACTIONS

Details of the connected transactions for the first half year of 2008 are set out in note “25. related parties relations and related transactions” to the financial statements prepared in accordance with the IFRS contained herein.

BORROWINGS

Details of the borrowings are set out in note “☐.18 short term borrowings” and note “☐.29 long term borrowings” to the financial statements prepared in accordance with the PRC GAAP contained herein.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

COMPLIANCE WITH MODEL CODE

Having made specific enquiry of all directors of the Company, during this reporting period, the directors of the Company have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 to the Listing Rules. The Company has adopted a code of conduct regarding the securities transactions of the directors of the Company on terms no less than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During this reporting period, the Company has complied with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the “Code Provision”).

There is no significant difference between the compliance with the Code Provision by the Company during this reporting period and that disclosed in the Company’s 2007 Annual Report.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

China implements a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

The impact of floating exchange rate to the Group is mainly reflected in (a) coal exports of the Group are calculated in US dollar, with a resulting impact on income through coal export which is calculated in RMB; (b) exchange gains or losses arising from translations of foreign currencies for deposits held in foreign currencies; and (c) impact on the Group’s import costs of equipment and fittings.

The Group has no plans to make hedging arrangements for the exchange rates of RMB to foreign currencies.

EMPLOYEES

As at June 30, 2008, the Company had 42,615 employees in total, of whom 2,750 were management personnel, 1,625 were technicians, 28,675 were directly involved in coal production and 9,565 were supporting staff.

POLICY OF REMUNERATION

The remunerations for the directors, supervisors and senior management of the Company shall be proposed by the Remuneration Committee to the Board. The remuneration for the directors and the supervisors of the Company has to be approved in the shareholders’ general meeting after being reviewed and approved by the Board; while the remuneration for the senior management has to be approved by the Board.

The Company adopts a combined annual remuneration and risk control system for assessing and rewarding the directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remunerations for the directors and senior management of the Company are paid on a monthly basis and are confirmed after the performance review to be carried out in the following year.

The remuneration policy of the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Their rewards are linked to the Company’s overall economic efficiency.

AUDITORS

During the period from 1st January, 2008 to 27th June, 2008, the Company retained Deloitte Touche Tohmatsu (Certified Public Accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC (excluding Hong Kong)) as its international and domestic auditors, respectively.

In order to improve the corporate governance of the Company and reduce the cost, the Company decided not to renew the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd as the auditor of the Company. Grant Thornton and Shine Wing Certified Public Accountants Ltd were appointed as the Company’s international and PRC auditors for the year 2008, respectively, as approved in the 2007 Annual General Meeting. The term of the appointment of Grant

Thornton and Shine Wing Certified Public Accountants Ltd commenced from the conclusion date of the 2007 Annual General Meeting and would expire by the conclusion date of 2008 Annual General Meeting.

Appropriation of Funds and External Guarantees

As at June 30, 2008, no external guarantees have been made by the Company, and the Company’s controlling shareholders and its subsidiaries have not appropriated the Company’s funds for non-operating items.

The above information concerning the use of funds and external guarantee by the Company constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

External Equity Investment

As at June 30, 2008, the external equity investments made by the Company are set out as follows:

No.	Code of Stock	Brief Name of Stock	Number of shares held on June 30 2008	Initial investment cost	Book value on June 30, 2008	Book value on January 1, 2008
			(shares)	(RMB)	(RMB)	(RMB)
1	600642	Shenergy	22,323,900	60,420,274	201,584,817	393,123,879
2	601008	Lianyungang	1,150,000	1,760,419	6,992,000	15,962,000
Total			—	62,180,693	208,576,817	409,085,879

The source of Shenergy shares: 14,882,600 social legal person shares transferred to the Company by an agreement in 2002, and 7,441,300 distribution shares and bonus shares received in 2004.

The source of Lianyungang shares: subscribed shares when Lianyungang was established, as the Company was one of the promoters of Lianyungang.

Save as disclosed above, the Company has made no other external equity investment in listed companies and financial institutions as at this reporting date.

The above information concerning equity investment is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

The Performance of the Special Undertakings made by the Company regarding Share Reform

On 31st March 2006, the Company implemented the share reform plan. The special undertakings made by Yankuang Group Co., Ltd. (“Yankuang Group”) and set out as follows:

Name of Shareholder	Special undertakings	Performance of undertakings
Yankuang Group	(1) The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the relevant share reform plan;	The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.

(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing the connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of, the coal liquefaction project, which is being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which is in line with the Company’s development strategies.

Yankuang Group is in the process of implementing its other undertakings and there has not been material progress in this respect.

	All the relative expenses incurred for execution of the share reform plan would be borne by Yankuang Group.	The undertaking had been already performed.

The above information concerning the share reform undertaking and the performance of the undertakings by the Company constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

Entrusted Loan

Entrusted loans occurred during this reporting period and that occurred in the previous reporting period and continued in this reporting period are set out in the following table.

No.	Borrower	Amount of Entrusted Loan		Term of Loan	Annual Interest		Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shandong Xinjia Industrial Co., Ltd	RMB	640 million	From 20th December, 2004 to 19th January, 2005	7%		Reviewed and approved at board meeting on 13th December, 2004	No	Yes	RMB140,000,000

2	Yancoal Australia Pty Limited	US$	90 million	From 7th November, 2005 to 7th November, 2008	4.23 6.96	%- %	Reviewed and approved at board meeting on 28th June, 2005 Extended 1 year’s time for repayment as approved at board meeting on 17th August 2007	No	US$ 4.5million	US$11,414,500.23

3	Yanzhou Coal Yulin Neng Hua Company Limited	RMB	500 million	From 20th October, 2006 to 20th October, 2009	6.30%		Reviewed and approved at the daily operation meeting by the general managers on 11th September, 2006	No	Transferred to the registered capital	RMB16,012,500

4	Yanzhou Coal Yulin Neng Hua Company Limited	RMB	500 million	From 17th May, 2007 to17th May, 2010	6.57%	Reviewed and approved at board meeting on 25th October, 2006	No	No	RMB	16,698,750

5	Yanmei Heze Neng Hua Company Limited	RMB	500 million	From11th April, 2008 to11th April, 2013	7.2%	Reviewed and approved at the daily operation meeting by the general managers on 27th July, 2007	No	No	RMB	7,100,000

6	Shanxi Tianhao Chemicals Company Limited	RMB	190 million	From 28th March, 2008 to 28th March, 2013 The loan was drawn twice with total amount of RMB 80 million	7.2%	Reviewed and approved at the daily operation meeting by the general managers on 27th July, 2007	No	No		—

7	Yanzhou Coal Yulin Neng Hua Company Limited	RMB	1,500 million	From 15th October, 2007 to 15th October, 2012 The loan was drawn eighteen times with total amount of RMB 1,040 million	7.2%	Reviewed and approved at board meeting on 17th August, 2007	No	No	RMB	30,164,000

8	Shanxi Heshun Tianchi Energy Company Limited	RMB	50 million	From 24th December, 2007 to 24th December, 2010	7.47%	Reviewed and approved at the daily operation meeting by the general managers on 5th November, 2007	No	No	RMB	1,867,500

9	Yanmei Heze Neng Hua Company Limited	RMB	850 million	From 11th April, 2008 to 11th April, 2013 The loan has been drawn with total amount of RMB250 million	7.74%	Reviewed and approved at the daily operation meeting by the general managers dated 14th January, 2008	No	No	RMB	3,816,250

As at the daily operation meeting by the general managers held on 22nd January, 2007, Shanxi Neng Hua was approved to extend an entrusted loan of RMB200 million to Shanxi Tianhao Chemicals Company Limited. The details are shown as below:

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether Principal has been paid	Accumulated interest income during this reporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB200 million	From March 29, 2007 to March 28, 2012	6.48%	Reviewed and approved at the daily operation meeting by the general managers on 22nd January, 2007	No	No	RMB4,528,800

During this reporting period, there is no other entrusted loans by the Company occurred. Save as disclosed above, the Company currently has no other plans to make entrusted loans.

The above information concerning entrusted loans is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

Forecast on the operating results of the Group for the first three quarters of 2008

In accordance with relevant regulations of China Securities Regulatory Commission and Shanghai Stock Exchange, in respect of the interim report for the first half of 2008 prepared under PRC GAAP published domestically, the Company is required to disclose the estimated operating results of the Group for the first 3 quarters of 2008.

Due to the coal price hikes of coal in the domestic and international markets, it is estimated that the realized net profit attributable to the equity holders of the Company for the first 3 quarters of 2008 will increase by more than 260% as compared with the same period last year. As disclosed in the third quarterly report for 2007, the realized net profit attributable to the equity holders of the Company for the first 3 quarters of 2007 was RMB 1,825.1 million.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan Street South, Zoucheng, Shandong Province, the PRC:

•	the full text of the interim report signed by the Chairman;

•	financial statements bearing the chop of the Company and signed by corporate representative, person responsible for accounting work and responsible person of the accounting department;

•	all documents which were published during the reporting period in newspapers designated by the China Securities Regulatory Commission;

•	the Articles of Association of the Company;

•	the full text of the interim report released in other stock markets.

On behalf of the Board

Wang Xin

Chairman

August 22, 2008

Zoucheng, People’s Republic of China

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

The interim report of the Company for the six-month period ended 30th June, 2008 will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

CONSOLIDATED BALANCE SHEET

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

		June 30, 2008	Dec 31, 2007
ASSET NOTES
CURRENT ASSET:
Cash at bank and on hand	VII.1	9,426,103,280	5,779,552,295
Tradable financial assets		—	—
Notes receivable	VII.2	2,830,451,585	2,732,422,448
Accounts receivable	VII.3	290,002,735	120,548,231
Prepayments	VI.4	612,215,615	59,832,653
Interests receivable		—	—
Dividends receivable		—	—
Other receivables	VII.5	319,908,819	315,801,434
Inventories	VII.6	624,445,356	440,133,628
Non-current assets due within one year	VII.8	—	640,000,000
Other current assets		—	10,933,507

TOTAL CURRENT ASSETS		14,103,127,390	10,099,224,196

NON-CURRENT ASSETS:
Available-for-sale financial assets	VII.7	208,576,817	409,085,879
Entrust loan		—	—
Long-term accounts receivable		—	—
Long-term equity investments	VII.9	850,810,268	898,001,770
Investment real estate		—	—
Fixed assets	VII.10	7,830,789,719	8,242,576,351
Construction in progress	VII.11	4,873,404,940	4,289,220,537
Construction materials	VII.12	68,335,812	229,460,787
Disposal of fixed assets		(26,496)	—
Intangible assets	VII.13	1,525,060,267	788,504,784
Development expenditure		—	—
Goodwill	VII.14	10,045,361	10,045,361
Long-term deferred assets	VII.15	21,971,766	21,728,081
Deferred tax assets	VII.16	31,174,701	31,174,701
Other non-current assets	VII.17	317,368,299	306,476,992

TOTAL NON-CURRENT ASSETS		15,737,511,454	15,226,275,243

TOTAL ASSETS		29,840,638,844	25,325,499,439

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

CONSOLIDATED BALANCE SHEET – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

		June 30, 2008	Dec 31, 2007
LIABILITIES AND SHAREHOLDERS’ EQUITY NOTES
CURRENT LIABILITIES:
Short-term borrowings	VII.18	464,909,673	—
Tradable financial liabilities		—	—
Notes payable	VII.19	83,765,827	154,519,715
Accounts payable	VII.20	504,083,007	559,346,058
Advances from customers	VII.21	1,295,765,305	983,294,466
Salaries and wages payable	VII.22	349,438,756	337,275,927
Taxes payable	VII.23	471,132,096	228,657,191
Interest payable	VII.24	333,361	—
Dividends payable	VII.25	836,128,000	—
Other payables	VII.26	1,717,861,151	1,909,171,032
Non-current liabilities due within one year	VII.28	731,856,287	487,447,969
Other current liabilities	VII.27	20,455,066	19,634,780

TOTAL CURRENT LIABILITIES		6,475,728,529	4,679,347,138

NON-CURRENT LIABILITIES:
Long-term borrowings	VII.29	247,000,000	258,000,000
Bonds payable		—	—
Long-term payable	VII.30	635,565,322	636,193,076
Deferred tax liabilities	VII.31	36,599,031	86,726,297
Other non-current liabilities		—	—

TOTAL NON CURRENT LIABILITIES		919,164,353	980,919,373

TOTAL LIABILITIES		7,394,892,882	5,660,266,511

OWNERS’ EQUITY:
Share capital	VII.32	4,918,400,000	4,918,400,000
Capital reserves	VII.33	4,792,987,286	4,943,369,082
Surplus reserves	VII.34	2,037,940,337	2,037,940,337
Undistributed profits	VII.35	10,655,869,374	7,729,922,091
Currency translation differences		(11,074,382)	(13,941,634)

Equity attributable to shareholders of the Company		22,394,122,615	19,615,689,876
Minority interest		51,623,347	49,543,052

TOTAL OWNERS’ EQUITY		22,445,745,962	19,665,232,928

TOTAL LIABILITIES AND OWNERS’ EQUITY		29,840,638,844	25,325,499,439

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

CONSOLIDATED INCOME STATEMENT

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

ITEM	NOTES	For the period ended June 30, 2008	For the period ended June 30, 2007
1. TOTAL OPERATING REVENUE		12,854,551,885	7,778,210,254
Including: operating revenue	VII.36	12,854,551,885	7,778,210,254

2. TOTAL OPERATING COST		7,601,717,189	5,864,533,812
Including: Operating cost	VII.36	5,844,185,029	4,249,847,298
Operating taxes and surcharges	VII.37	192,387,138	141,916,649
Selling expense		301,093,111	401,762,863
General and administrative expenses		1,254,512,746	1,141,364,185
Financial expenses	VII.38	(18,835,362)	(70,357,183)
Impairment loss of assets	VII.39	28,374,527	—
Add: Gain on fair value change (The loss is listed beginning with “–”)		—	—
Investment income (The loss is listed beginning with “–”)	VII.40	85,038,498	—
profit on exchange (The loss is listed beginning with “–”)		—	—

3. Operating profit (The loss is listed beginning with “–“)		5,337,873,194	1,913,676,442
Add: Non-operating revenue	VII.41	8,943,183	4,890,331
Less: Non-operating expenditures	VII.42	20,953,182	31,790,839
Including: Losses on disposal of non-current assets		—	933,903

4. Total profit (The total loss is listed beginning with “–”)		5,325,863,195	1,886,775,934
Less: Income tax	VII.43	1,564,212,736	782,103,654

5. Net profit (The net loss is listed beginning with “–”)		3,761,650,459	1,104,672,280
Net profit attributed to shareholders of the Company		3,762,075,283	1,108,918,499
Minority interest		(424,824)	(4,246,219)

6. Earnings per share
(1) Earnings per share, basis		0.76	0.23
(2) Earnings per share, diluted		0.76	0.23

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

CONSOLIDATED CASH FLOW STATEMENT

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

ITEM	NOTES	For the period ended June 30, 2008	For the period ended June 30, 2007
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		13,964,780,000	9,497,401,974
Tax refunding		—
Other cash received relating to operating activities	VII.44	65,432,752	74,002,369

Sub-total of cash inflows		14,030,212,752	9,571,404,343

Cash paid for goods and services		4,078,423,718	2,714,328,904
Cash paid to and on behalf of employees		1,745,434,452	1,201,419,729
Taxes payments		3,100,268,246	1,993,751,570
Other cash paid relating to operating activities	VII.44	781,325,444	1,626,325,649

Sub-total of cash outflows		9,705,451,860	7,535,825,852

NET CASH FLOW FROM OPERATING ACTIVITIES		4,324,760,892	2,035,578,491

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		640,000,000
Cash received from return of investments income		149,001,352
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		5,072,282	5,389,105
Net cash received from disposal of sub companies and business units		—
Other cash received relating to investing activities	VII.44	1,897,926	56,252,869

Sub-total of cash inflows		795,971,560	61,641,974

Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,854,447,199	880,996,204
Cash paid for investments		—	14,966,200
Other cash paid relating to investing activities	VII.44	999,104,888	—

Sub-total of cash outflows		2,853,552,087	895,962,404

NET CASH FLOW USED IN INVESTING ACTIVITIES		(2,057,580,527)	(834,320,430)

CONSOLIDATED CASH FLOW STATEMENT – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

ITEM	NOTES	For the period ended June 30, 2008	For the period ended June 30, 2007
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		—	24,000,000
Cash received from borrowings		460,209,132	—

Sub-total of cash inflows		460,209,132	24,000,000

Repayments of borrowings and debts		11,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		14,902,693	13,600,088

Sub-total of cash outflows		25,902,693	13,600,088

NET CASH FLOW USED IN FINANCING ACTIVITIES		434,306,439	10,399,912

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(54,040,708)

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS VII.44		2,647,446,096	1,211,657,973
Add: Cash and cash equivalent, opening	VII.44	5,719,545,348	5,910,475,432

6. Cash and cash equivalents, closing VII.44		8,366,991,444	7,122,133,405

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

THE BALANCE SHEET OF PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

ASSET NOTES		June 30, 2008	Dec 31, 2007
CURRENT ASSET:
Cash at bank and on hand		9,175,551,057	5,635,285,807
Tradable financial assets		—	—
Notes receivable		2,829,551,584	2,730,805,288
Accounts receivable	VIII.1	48,477,299	90,610,323
Prepayments		605,559,023	57,089,331
Interests receivable		—	76,482,715
Dividends receivable		—	—
Other receivables	VIII.2	558,985,347	956,461,123
Inventories		552,862,017	325,619,749
Non-current assets due within one year		586,615,500	837,224,200
Other current assets		—	10,933,507
TOTAL CURRENT ASSETS		14,357,601,827	10,720,512,043
NON CURRENT ASSETS:
Available-for-sale financial assets		208,576,817	409,085,879
Hold-to-maturity investment		—	—
Long-term accounts receivable		—	—
Long-term equity investments	VIII.3	3,999,927,366	4,023,118,868
Investment real estate		—	—
Fixed assets		6,400,383,719	6,849,270,087
Fixed assets under construction		121,158,661	70,713,274
Materials construction		1,541,816	1,656,966
Disposal of fixed assets		(26,496)	—
Entrust loan		2,920,000,000	2,170,189,800
Intangible assets		637,781,648	647,787,472
Goodwill		—	—
Long-term deferred assets		—	—
Deferred tax assets		—	—
Other non current assets		117,969,597	117,925,900
TOTAL NON CURRENT ASSETS		14,407,313,128	14,289,748,246

TOTAL ASSETS		28,764,914,955	25,010,260,289

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

THE BALANCE SHEET OF PARENT COMPANY – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB

	June 30, 2008	Dec 31, 2007
LIABILITIES AND SHAREHOLDERS’ EQUITY NOTES
CURRENT LIABILITIES:
Short-term borrowings	—	—
Tradable financial liabilities	—	—
Notes payable	83,765,828	154,519,715
Accounts payable	417,991,069	484,693,966
Advances from customers	1,248,588,598	963,437,277
Salaries and wages payable	332,604,296	299,831,899
Taxes payable	469,852,581	225,673,305
Interest payable	—	—
Dividends payable	836,128,000	—
Other payables	1,193,540,537	1,480,813,707
Non-current liabilities due within one year	615,083,145	395,837,955
Other current liabilities	20,455,066	19,634,780
TOTAL CURRENT LIABILITIES	5,218,009,120	4,024,442,604
NON-CURRENT LIABILITIES:
Bank borrowings	—	—
Bonds payable	—	—
Long-term payable	635,565,322	636,193,076
Special accounts payable	—	—
Accrued liabilities	—	—
Deferred tax liabilities	36,599,032	86,726,297
Other non-current liabilities	—	—
TOTAL NON-CURRENT LIABILITIES	672,164,354	722,919,373
TOTAL LIABILITIES OWNERS’ EQUITY:	5,890,173,474	4,747,361,977
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,792,419,721	4,942,801,517
Less: treasury stock	—	—
Surplus reserves	2,037,940,337	2,037,940,337
Undistributed profits	11,125,981,423	8,363,756,458
TOTAL OWNERS’ EQUITY	22,874,741,481	20,262,898,312

TOTAL LIABILITIES AND OWNERS’ EQUITY	28,764,914,955	25,010,260,289

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

THE INCOME STATEMENT AND OF PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

ITEM	NOTES	For the period ended June 30, 2008	For the period ended June 30, 2007
1. TOTAL OPERATING REVENUE	VIII.4	11,952,199,153	7,162,658,571
Less: Operating cost	VIII.4	5,359,117,869	3,840,005,245
Operating taxes and surcharges		189,492,320	139,118,045
Selling expense		184,673,362	308,175,534
General and administrative expense		1,113,163,894	789,079,053
Financial expense		76,622,616	20,989,335
Impairment loss of assets		28,374,527	—
Add: Gain from the fair value changes (The loss is listed beginning with “–”)		—	—
Investment income (The loss is listed beginning with “–”)	VIII.5	173,966,431	45,784,600
Including: Investment income of associates		—	—

2. Operating profit (The loss is listed beginning with “–”)		5,174,720,996	2,111,075,959
Add: Non-operating income		8,349,272	4,766,708
Less: Non-operating expense		20,589,502	30,965,745
Including: Loss on disposal of non-current assets		—

3. Total profit (The total loss is listed beginning with “–”)		5,162,480,766	2,084,876,922
Less: Income tax		1,564,127,801	781,574,081

4. Net profit (The net loss is listed beginning with “–”)		3,598,352,965	1,303,302,841

5. Earnings per share
(1) Earnings per share, basis		0.73	0.26
(2) Earnings per share, diluted		0.73	0.26

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

CASH FLOW STATEMENT OF PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

ITEM	NOTES	For the period ended June 30, 2008	For the period ended June 30, 2007
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		13,230,206,804	8,896,779,966
tax refunding		—	—
Other cash received relating to operating activities		53,627,892	327,260,363

Sub-total of cash inflows		13,283,834,696	9,224,040,329
Cash paid for goods and services		3,376,683,156	2,400,967,039
Cash paid to and on behalf of employees		1,585,691,162	1,009,086,334
Taxes payments		3,059,589,346	1,968,014,619
Other cash paid relating to operating activities		1,064,865,109	1,621,494,721

Sub-total of cash outflows		9,086,828,773	6,999,562,713

NET CASH FLOW FROM OPERATING ACTIVITIES		4,197,005,923	2,224,477,616

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		640,000,000	213,000,000
Cash received from return of investments		223,060,387	23,306,314
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		5,072,282	4,040,767
Net cash amount received from the disposal of sub companies and other business units		—	—
Other cash received relating to investing activities		—	5,207,360

Sub-total of cash inflows		868,132,669	245,554,441
Cash paid to acquire fixed assets, intangible assets and other long-term assets		184,773,838	204,372,140
Cash paid for investments		1,284,000,000	1,090,966,200
Net cash amounts paid by subcompanies and other business units		—	—
Other cash paid relating to investing activities		992,867,951	—
Sub-total of cash outflows		2,461,641,789	1,295,338,340

NET CASH FLOW USED IN INVESTING ACTIVITIES		(1,593,509,120)	(1,049,783,899)

CASH FLOW STATEMENT OF PARENT COMPANY – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited			Unit: RMB

ITEM	NOTES	For the period ended June 30, 2008	For the period ended June 30, 2007
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		—	—
Cash received from borrowings		—	—
Cash received relating to other financial activities		—	—
Sub–total of cash inflows		—	—
Repayments of borrowings		—	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		—	—
Cash payment relating to other financial activities		—	—
Sub-total of cash outflows		—	—
NET CASH FLOW USED IN FINANCING ACTIVITIES		—	—
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(56,099,503)	—
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		2,547,397,300	1,174,693,717
Add: Cash and cash equivalent, opening		5,626,433,656	5,599,896,104

6. Cash and cash equivalents, closing		8,173,830,956	6,774,589,821

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD FROM JANUARY 1, 2008 TO JUNE 30, 2008

Prepared by: Yanzhou Coal Mining Company Limited							Uni: RMB

	Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Surplus reserves	Retained earnings	Translation reserve	Minority interest	Total
1. Balance at December 31, 2007	4,918,400,000	4,943,369,082	2,037,940,337	7,729,922,091	(13,941,634)	49,543,052	19,665,232,928
Add: Change in accounting policies
Correction of errors in the early stage
2. Balance at January 1, 2008	4,918,400,000	4,943,369,082	2,037,940,337	7,729,922,091	(13,941,634)	49,543,052	19,665,232,928
3. Changes for the year (The decrease is listed beginning with “–”)	—	(150,381,796)	—	2,925,947,283	2,867,252	2,080,295	2,780,513,034
(I) Net profit				3,762,075,283		(424,824)	3,761,650,459
(II) Gain and loss directly recognized in shareholders’ equity	—	(150,381,796)	—	—	2,867,252	2,505,119	(145,009,425)
1. Net fair value changes of available-for-sale financial assets		(150,381,796)					(150,381,796)
2. Effect from equity change of other shareholders of investors under the equity method				—			—
3. Conversion differences for accounting statement		—			2,867,252		2,867,252
4. Others						2,505,119	2,505,119
Sub-total of (I) and (II)	—	(150,381,796)	—	3,762,075,283	2,867,252	2,080,295	3,616,641,034
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—
1. Capital contribution from owners							—
2. The Amount listed in the Shareholder equity from share payment							—
3. Others							—
(IV) Profit distribution	—	—	—	(836,128,000)	—	—	(836,128,000)
1. Transfer to surplus reserve							—
2. Provision for general risks							—
3. Distribution to shareholders		(836,128,000)		(836,128,000)
4. Others							—
(VI) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—
4. Balance at June 30, 2008	4,918,400,000	4,792,987,286	2,037,940,337	10,655,869,374	(11,074,382)	51,623,347	22,445,745,962

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxiang	Zhao Qingchun

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2006 TO DECEMBER 31, 2007

Prepared by: Yanzhou Coal Mining Company Limited							Unit: RMB

	Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Surplus reserves	Retained earnings	Translation reserve	Minority interest	Total
1. Balance at December 31, 2006	4,918,400,000	4,710,915,252	1,751,118,730	6,307,125,592	(15,505,409)	62,207,957	17,734,262,122
Add: Change in accounting policies							—
Correction of errors in the early stage							—
2. Balance at January 1, 2007	4,918,400,000	4,710,915,252	1,751,118,730	6,307,125,592	(15,505,409)	62,207,957	17,734,262,122
3. Changes for the year (The decrease is listed beginning with “–”)	—	232,453,830	286,821,607	1,422,796,499	1,563,775	(12,664,905)	1,930,970,806
(I) Net profit				2,693,298,106		(2,339,540)	2,690,958,566
(II) Gain and loss directly recognized in shareholders’ equity	—	237,424,785	—		1,563,775	—	238,988,560
1. Net fair value changes of available-for-sale financial assets		312,943,837					312,943,837
2. Acquisition of 2% shareholders equity of Shanxi Neng Hua							—
3. Foreign currency conversion differences					1,563,775		1,563,775
4. Wei Jian Fei transfer in							—
5. Income tax effect related to items recorded in shareholders’ equity		(75,519,052)					(75,519,052)
Sub-total of (I) and (II)	—	237,424,785	—	2,693,298,106	1,563,775	(2,339,540)	2,929,947,126
(III) Owner’s contributions and reduction in capital	—	(4,970,955)	—	—	—	(9,995,245)	(14,966,200)
1. Capital contribution from owners						24,000,000	24,000,000
2. Acquisition of 2% shareholders’ equity of Shanxi Neng Hua		(4,970,955)				(9,995,245)	(14,966,200)
3. others						(24,000,000)	(24,000,000)
(IV) Profit distribution	—	—	286,821,607	(1,270,501,607)	—	(330,120)	(984,010,120)
1. Transfer to surplus reserve			286,821,607	(286,821,607)			—
2. Provision for general risks				—
3. Distribution to shareholders				(983,680,000)		(330,120)	(984,010,120)
4. others							—
(VI) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—
4. Balance at December 31, 2007	4,918,400,000	4,943,369,082	2,037,940,337	7,729,922,091	(13,941,634)	49,543,052	19,665,232,928

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

For Six Months from January to June, 2008

Prepared by: Yanzhou Coal Mining Company Limited					Unit: RMB

ITEM	Share capital	Capital reserves	Surplus reserves	Retained earnings	Total
1. Balance at December 31, 2007	4,918,400,000	4,942,801,517	2,037,940,337	8,363,756,458	20,262,898,312
Add: Change in accounting policies
Correction of errors in the early stage
2. Balance at January 1, 2008	4,918,400,000	4,942,801,517	2,037,940,337	8,363,756,458	20,262,898,312
3. Changes for the year (The loss is listed beginning with “–”) –		(150,381,796)	—	2,762,224,965	2,611,843,169
(I) Net profit		3,598,352,965	3,598,352,965
(II) Gain and loss directly recognized in shareholders’ equity	—	(150,381,796)	—	—	(150,381,796)
1. Net fair value changes of available-for-sale financial assets		(150,381,796)			(150,381,796)
2. Effect from equity change of other shareholders of investors under the equity method					—
3. Income tax effect related to items recorded in shareholders’ equity		—			—
4. Others					—
Sub-total of (I) and (II)	—	(150,381,796)	—	3,598,352,965	3,447,971,169
(III) Owner’s contributions and reduction in capital	—	—	—	—	—
1. Capital contribution from owners					—
2. Share payment amount accrued to the owners’ equities in the payment of shares					—
3. Others					—
(IV) Profit distribution	—	—	—	(836,128,000)	(836,128,000)
1. Transfer to surplus reserve					—
2. Distribution to shareholders				(836,128,000)	(836,128,000)
3. Others					—
(VI) Internal settlement and transfer of owners’ equities	—	—	—	—	—
4. Balance at June 30, 2008	4,918,400,000	4,792,419,721	2,037,940,337	11,125,981,423	22,874,741,481

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY – CONTINUED

For Six Months from January to June, 2008

Prepared by: Yanzhou Coal Mining Company Limited					Unit: RMB

ITEM	Share capital	Capital reserves	Surplus reserves	Retained earnings	Total
1. Balance at December 31, 2006	4,918,400,000	4,710,347,687	1,751,118,730	6,766,041,995	18,145,908,412
Add: Change in accounting policies					—
Correction of errors in the early stage					—
2. Balance at January 1, 2007	4,918,400,000	4,710,347,687	1,751,118,730	6,766,041,995	18,145,908,412
3. Changes for the year (The loss is listed beginning with “–”)	—	232,453,830	286,821,607	1,597,714,463	2,116,989,900
(I) Net profit		2,868,216,070	2,868,216,070
(II) Gain and loss directly recognized in shareholders’ equity	—	237,424,785	—	—	237,424,785
1. Net fair value changes of available-for-sale financial assets		312,943,837			312,943,837
2. Effect from equity change of other shareholders of investors under the equity method					—
3. Income tax effect related to items recorded in shareholders’ equity		(75,519,052)			(75,519,052)
4. Others					—
Sub-total of (I) and (II)	—	237,424,785	—	2,868,216,070	3,105,640,855
(III) Owner’s contributions and reduction in capital	—	(4,970,955)	—	—	(4,970,955)
1. Acquisition of 2% shareholders equity of Shanxi Neng Hua		(4,970,955)			(4,970,955)
2. Share payment amount accrued to the owners’ equities in the payment of shares					—
3. Others					—
(IV) Profit distribution	—	—	286,821,607	(1,270,501,607)	(983,680,000)
1. Transfer to surplus reserve			286,821,607	(286,821,607)	—
2. Distribution to shareholders				(983,680,000)	(983,680,000)
3. Others					—
(VI) Internal settlement and transfer of owners’ equities1	—	—	—	—	—
4. Balance at December 31, 2007	4,918,400,000	4,942,801,517	2,037,940,337	8,363,756,458	20,262,898,312

The accompanying notes form an integral part of these financial statements.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yuxiang	Zhao Qingchun

I. GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China (“System Reform Commission”). The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No.12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1st, 1998, and the American Depository Shares was listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after these issues.

The company issued 80 million new A shares with Par value per share of RMB3.37 Yuan per share in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB4,918.4 million by June 30, 2008.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II. THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group has adopted the Accounting Standards for Business Enterprises (hereinafter referred to as “new CASs” or “ASBEs”) and No.38 specific accounting standard issued by the Ministry of Finance (MOF) on February 15, 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations.

III. DECLARATION OF COMPLIANCE WITH ASBES

The financial statements of the Group and the company have been prepared are in accordance with the new ASBEs and has been presented completely and genuinely the financial information of the Company such as its financial position, operating results and cash flows and so on. In addition, the financial statements of the Group and the Company are presented and disclosed in accordance with Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15 General Provisions on Financial Reporting (Revised 2007) issued by China Securities Regulatory Commission (hereinafter referred to briefly as “CSRC”).

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year January 1 to December 31.

2.	Recording currency

The recording currency of the Company is Renminbi (RMB). As the primary economic environment for overseas affiliates of the Company, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited are in Australia, the recording currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refers to IV.5.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets and available-for-sale financial assets, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are short-term (normally become due within 3 months after purchasing date), highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

5.	Foreign currency translation

(1)	Foreign currency transaction

Foreign currency transactions are converted to RMB at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to RMB using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the recording currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot Exchange rates at the date of the transactions, and do not change the RMB amount.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

5.	Foreign currency translation – continued

(2)	Translation of financial statements denominated in foreign currency

Assets and liabilities on the balance sheet are translated at the spot exchange rate prevailing at the balance sheet date, all equity items except for inappropriate profits (or accumulated losses) are translated at the spot exchange rates at the dates on which such items arise. Income and expenses in the income statement for offshore operations are translated at the spot exchange rates at the dates of the transactions; all exchange differences resulting from the translation are recognized in the equity on the balance sheet. The exchange differences due to the exchange rate fluctuation should be presented in the “translation reserve” item in shareholders’ equity in case of a net investment of overseas operations of foreign currency monetary items. The disposal of offshore operations shall be included in profit or loss for the current period.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the spot exchange rates at the date of transaction. The effect of fluctuations exchange rates on cash is presented separately in the cash flow statement.

6.	Financial assets

(1)	Classification of financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

1)	Financial assets at FVTPL:A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Financial assets – continued

(1)	Classification of financial assets – Continued

3)	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market, including notes receivables, accounts receivables, interest receivables, dividend receivables and other receivables.

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

(2)	Recognition and measurement of financial assets

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Financial assets – continued

(2)	Recognition and measurement of financial assets – continued

The changes in fair value of AFS financial assets are recorded in the shareholder’s equity. The interest calculated by actual interest rate during the period holding assets shall be recognized as investment income. The cash dividends on investments in an available-for-sale equity instrument shall be recorded into the investment income when cash dividends are declared and issued by the investee. On disposing it, the difference after changing the fair value accumulated amount from the amount received and the carrying amount deducting the original shareholder’s equity shall be recorded into the investment profit and loss.

(3)	Impairment of financial assets

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss.

If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement. After an impairment loss has been recognized on an AFS financial asset, if the fair value of the financial asset increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss shall be reversed, with the amount of the reversal of AFS debt instrument recognized in profit or loss.

The impairment losses are not reversed if investments in equity instrument that is not quoted in an active market whose fair value cannot be measured reliably.

7.	Accounting method for bad debt provisions of the receivables

The receivables with individual amount of over RMB8 million are considered as the significant receivables. If there is objective evidence that all receivables can not be recovered in accordance with the former stipulations, the impairment shall be assessed separately based on the difference between current value of future cash flow and the carrying amount, and the Company shall be determined to accrue the bad debt provisions.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

7.	Accounting method for bad debt provisions of the receivables – continued

The insignificant receivables shall be classified into several combinations based on credit risk characteristics together with significant receivables without impairment after separate assessment. According to the actual loss rate of the same or similar receivables combinations that has similar credit risk characteristics, the proportion of accrued bad debts provisions in each combination is determined with the current situations. Consequently, the bad debts provisions of the year shall be calculated out. If there is defined evidence for the receivables not to or not likely to be received, the receivables with the accounting period exceeding three years are classified into special assets portfolio and accrued bad debts provisions in full amount.

The percentage bad debts provision is as followings according to accounting aging:

Accounting aging	Accrual percentage
within 1 year	4%
1-2 years	30%
2-3 years	50%
over 3 years	100%

8.	Inventories

(1)	The classification of inventories: The inventories include the raw materials, the finished goods, and so on.

(2)	The pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and sales of the raw materials and the finished goods.

(3)	Pricing principles of the end-of-period inventories, recognition standard and accrual method for inventories impairment provision: The end-of-period inventories are measured at the lower one between the cost and the convertible net value. At the end of the period, if the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value on the basis of complete inventories check. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item.

(4)	The convertible net value is the estimated selling price in the ordinary course of business minus the estimated completion costs and the estimated sales expenses and the relevant taxes and expenses. To recognize the convertible net value of the inventories needs to consider the purpose to hold the inventories and the effects of the events occurred after the balance sheet date based on the defined available evidence.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

9.	Long-term equity investments

(1)	Initial measurement of long-term equity investments

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired. For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts re-organization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

(2)	Subsequent measurement of long-term equity investments

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	Fixed assets

(1)	Recognition of Fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value.

Useful Category life		Estimated residual value	annual depreciation rate
	(years)	(%)	(%)
House Buildings	15-30 years	3	3.23-6.47%
Ground buildings	15-25 years	3	3.88-6.47%
Port works and vessels	40 years	3	2.43%
Plant, machinery and equipment	5-15 years	3	6.47-19.40%
Transportation equipment (Note)	6-18 years	3	5.39-16.17%

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	Fixed assets – continued

(4)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Company’s estimated residual value for fixed assets is 3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the composite life method are as follows:

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

The mining structures are depreciated using production volume method at RMB2.5 per tonne of raw coal mined.

Land category only refers to that of Australian Southland coal mine and no depreciation is provided for as Austar enjoys the permanent ownership.

(5)	Treatment of subsequent costs incurred on fixed assets

The subsequent costs incurred on fixed assets mainly include expenses for repair, renovation and improvement, which shall be recognized as addition to the asset provided economic benefits associated with the item will flow to the Company and the cost could be reliably measured. For the replaced parts, carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that can not bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

11.	Fixed assets under construction

(1)	the pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the fixed assets under construction to the fixed assets:

The fixed assets under construction shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

12.	Borrowing costs

(1)	Borrowing costs incurred that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that assets. The actual amounts of ancillary costs incurred shall be recognized as an expense in the period in which they are incurred. Qualifying assets are assets (fixed assets, investment property, inventories, etc) that necessarily take a substantial period of time (normally over one year) for acquisition, construction or production to get ready for their intended use or sale.

(2)	Capitalization of borrowings cost: Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset (that necessarily take a substantial period of time for acquisition, construction or production go get ready for their intended use or sale), when expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced shall be capitalized,capitalization of borrowing costs shall be suspended during periods in which the acquisition, construction or production of a qualifying asset is interrupted abnormally, when the interruption is for a continuous period of more than 3 months and borrowings cost of that assets discontinue the capitalization when acquired and constructed production is available for use.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

12.	Borrowing costs – continued

(3)	Calculation approach for capitalized borrowing costs:

Where funds are borrowed under a specific-purpose borrowing for the acquisition, construction or production of a qualifying asset, the amount of interest to be capitalized shall be the actual interest expense incurred on that borrowing for the period less any bank interest earned from depositing the borrowed funds before being used on the asset or any investment income on the temporary investment of those funds. Where funds are borrowed under general-purpose borrowings and are utilized for the acquisition, construction or production of a qualifying asset, an enterprise shall determine the amount of interest to be capitalized on such borrowings by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditures on the asset over and above the amounts of specific-purpose borrowings. The capitalization rate shall be the weighted average of the interest rates applicable to the general-purpose borrowings.

13.	Intangible assets

(1)	The pricing method of intangible assets: The intangible assets of the Group include mainly the land use rights and the mining rights etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value.

(2)	Amortization and term of the intangible assets: The land use rights and the mining rights are evenly amortized over transferred term since the rights are obtained. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

(3)	For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

14.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end. If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	The assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	The evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

15.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Impairment test shall be conducted at least once for goodwill separately listed in the financial statements at every year. For the purpose of impairment testing, the carrying amount of goodwill shall be allocated on a reasonable basis to each of the related asset groups or related sets of asset groups based on the synergistic effects of business combination.

16.	Employee benefits

(1)	Employee benefits

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds and other expenses associated with service rendered by employees.

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

17.	Estimated Liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as the external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation, fixed assets retirement obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

17.	Estimated Liability – continued

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

18.	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per ton of raw coal mined, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB8 per ton raw coal mined (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB15 per ton raw coal mined) and is used for purchase of coal production equipment and safety expense of coal mining structure.

Provisions for production maintanence and production safety expenses are charged as production cost (manufacturing expense) and credited to long term payables, and charge expenditure offsetting directly with long-term account payable when actually incurs. For capital expenditures, fixed assets are recognized with the same amount credited to accumulated depreciation. No further depreciation is provided on usage.

19.	Reform and specific development fund

Pursuant to “Notice of setting up reform and specific Development Fund for provincial key coal corporations” Lucaiqi [2004] No. 28, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Provincial Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is accrued at RMB5.00 per tonne of raw coal mined from July 1, 2004 and is used for related expenditures on new mine construction.

Pursuant to “Notice of calling off reform and specific Development Fund for provincial key coal corporations” Lucaiqi [2004] No. 44, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Provincial Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is called off accruals to the Company since January 1, 2008.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

20.	Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and abalienating the right to use assets. The revenue is recognized when the Company has received the economic benefits associated with the transaction, and relevant amount of revenue can be reliably measured and meets the recognition standards of special revenue.

(1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, will receive the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue and costs.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

(3)	Revenue from abalienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

1)	Interest income is measured based on the length of time for which the Company’s cash is used by others and the applicable interest rate.

2)	Business lease income is recognized by the straight-line methods in the leasing period.

21.	Leases

The lease engaged by the Company is the operating lease and is a lease that does not transfer substantially all the risks and rewards incident to ownership of an asset. Lease payments under operating leases are recorded into an expense in the income statement on a straight-line basis over the lease term.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

22.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

23.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

24.	Business Combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control:

Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control:

The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

25.	Segment reporting

A business segment is a distinguishable component of the Company that is engaged in providing an individual or a group of related products or services and that is subject to risks and returns that are different from those of other components. A geographical segment is a distinguishable component of the Company that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The Company takes the business segment as the primary reporting format and the geographical segment as secondary reporting format. Inter-segment transfers are measured on the basis of actual transaction price for such transfers. The segment incomes and the segment expenses are recognized by the actual incomes and expenses in each segment. If the incomes and expenses are not recognized, they are distributed distinctly according to the ratio of the corresponding segment assets carrying amount.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

26.	Fair values recognition of the financial instruments

If there are financial instruments of the active market, their fair values are determined by the preceding prices, and if not, the fair values are determined by adopting the estimation techniques, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and under the volunteer transaction, to consult the current fair values of the other identified financial assets, discounted cash flow techniques and options pricing modes and so on. To adopt the estimation techniques needs to apply the market parameters as many as possible instead of the relevant specified parameters of the Company.

27.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33-consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Shareholder’s equity in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

28.	Significant Accounting Policies and Accounting Estimates

The management of the Company needs to apply the estimates and assumptions to impose effects on the application of the accounting policies and the amount of the assets, liabilities and income. However, the actual conditions are possibly different from the estimates, so the Company confirms the influences of the accounting modifications in the current and future of the modification time in accordance with the past experiences and other factors including the reasonable prospects for the future events, the continuous assessment to the significant accounting estimates and key assumptions.

The key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	The charges on land subsidence, recovery, reformation and environmental protection

The expenses of staff deposition, land and its attachment usage caused by the coal mines exploitation are calculated into the current loss and profit statements. The authority reviews regularly the accrual whether it reflects the charges on environmental protection arising from the exploitation of coal mines at present and in the past. Additionally, the authority will estimate the charges on land subsidence according to the past experiences.

(2)	Coal reserves

The coal reserves are coal amount that can be mined legally and profitably from the mine area developed by the Company. To calculate the coal reserves needs to apply the estimates and assumptions to the extent of geology, technology and economic factors including capacity, grade, production technology, recovery rate, exploitation cost, transportation cost, products demands and goods prices.

To assess the quantity and grade of the reserves needs to apply the data of formation, volume and depth of a mine area. These data are derived from the geological analysis.

The economic assumptions to be used for assessment of coal reserves and the geological data are different in different business periods, so the assessment of coal reserves is changeable in different periods accordingly. The changeable reserves assessment will have effects on the operating results and accounting conditions of the Company in the following factors:

1)	The carrying amount of the assets will be possibly affected by the change of the future contingent cash flow.

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

28.	Significant Accounting Policies and Accounting Estimates – continued

(2)	Coal reserves – Continued

2)	The depreciation or the amortization calculated based on the working amount or the service life of the assets will be possibly changed.

3)	The changeable reserves assessment has effects on the estimation time and expenses to implement the assets retirement obligation and the real obligation of land reclamation and environmental restoration, the recognized contingent carrying amount of liability will be changeable accordingly.

4)	The changeable assessment of potential returned tax earnings changes possibly the carrying amount of deferred income tax assets.

(3)	Service life of fixed assets

The management of the Company will estimate the service life of fixed assets based on the past experience of estimation of the actual service life of the fixed assets in past years with the similar characters and functions. If there are any differences between the service life and the estimated service life before, the adjustment will be made to the contingent service life by the management. As a result, the possible major adjustment will be made to the carrying amount of the fixed assets in the balance sheet.

(4)	Non-current assets impairment

The non-current assets (including the fixed and intangible assets) are calculated by the cost minus depreciation and amortization. When any events or conditions changes cause that the carrying amount is not recoverable, the auditing shall be made to check whether the carrying amount in the item has been in impairment or not. If the carrying amount of one asset exceeds its recoverable amount, the impairment shall be recognized according to the difference between them. The recoverable amount is determined by a higher one between the net value of assets fair value minus deposition fee and the current value of assets contingent future cash flow. To estimate the recoverable amount of the assets needs various assumptions including of the future cash flow and of discount rate. If there is any divergence between the future events and the assumptions, the adjustments shall be made to the recoverable amounts and the adjustments will have potential effects on the operating results and accounting conditions of the Company.

V. TAXES

The major tax categories and tax rate applicable to the Group are as follows:

1.	Income tax

Income tax is calculated at 25% of the total assessable income of the companies of the Group that registered in PRC.

Income tax for Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited is calculated at 30% of the total assessable income of the company.

2.	Value added tax

The value added tax is applicable to the product sales income of the Group. The value added tax is paid at 17% of the corresponding revenue, except for the value added tax on revenue from coal products sales is calculated at 13%. The value added tax payable on purchase of raw materials and so on can offsets the tax payable on sales at the tax rate of 17%, 13%, 7%, 6%, 4%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to the Document (Caishui [2006] No. 139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

3.	Business tax

Business tax is applicable to coal transportation service income of the Group. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

4.	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No. 673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

V. TAXES – CONTINUED

5.	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne. Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

6.	Real estate tax

The tax calculation is based on the 70% of original value of real estate with the applicable tax rate of 1.2%.

VI. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

Name of subsidiaries	Place of registration	Registered capital		Business scope	investment capital		Equity held by the company	Voting right held by the company
I. subsidiaries acquired under common control
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB	2,100,000	Trade and storage in free trade zone	RMB	2,710,000	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB	800,000,000	Production and sales of methanol and acetic acid	RMB	800,000,000	100.00%	100.00%
Yancoal Australia Pty Limited	Australia	AUD	64,000,000	investment and shareholding	RMB	403,280,000	100.00%	100.00%
Austar Coal Mine Pty Limited	Australia	AUD	64,000,000	Coal mining and sales	RMB	403,280,000	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd	He Ze, Shandong	RMB	1,500,000,000	Coal mining and sales	RMB	1,424,340,000	96.67%	96.67%
Yankuang Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB	600,000,000	Thermoelectricity investment, coal technology service	RMB	508,210,000	100.00%	100.00%
Shanxi Heshun Tianchi Energy Co., Ltd	Jinzhong, Shanxi	RMB	90,000,000	intensive process of coal product	RMB	73,180,000	81.31%	81.31%
Shanxi Tianhao Chemicals Co., Ltd	Xiaoyi, Shanxi	RMB	150,000,000	Production and sales of methanol and coals	RMB	149,770,000	99.85%	99.85%
II. subsidiaries acquired not under common control
Shangdong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB	5,500,000	Freight transportation and coal sales	RMB	10,570,000	92.00%	92.00%

VI. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES – CONTINUED

1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade”), established in the end of 1997 with the registration capital of RMB2,100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company(as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imp. & Exp. Corp (as referred to “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Shao Huazhen. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co,. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. The corporation business licence code is 612700100003307, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is111859119 and it mainly take responsibility of the activities such as operations, budget, investment and finance of the company in Australia.

4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty, was established in Dec. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

VI. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES – CONTINUED

5.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in Oct. 2002 with the registration capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registration capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field.

6.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to this company and thus this company held 100% in the total registration capital of RMB600 million. The corporation business license code is 140700100002399_1-1, and the legal representative is Mr. Qu Tianzhi. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

7.	Shanxi Heshun Tianchi Energy Co., Ltd

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi’) was Guyao coal mine found in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State-Owned Assets Managing Co., Ltd with the registration capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun has an area of 17.91 km2, the design capacity of 1.20 million tons per year. The coal mine was put into operation in Nov. 2006. The corporation business license code is 40000105861107(2/1), and the legal representative is Mr. Wang Xisuo. The company is mainly engaged in raw coal exploitation, extensive coal process and other mining products production and sales and so on.

8.	Shanxi Tianhao Chemicals Co., Ltd

Shanxi Tianhao Chemicals Co., Ltd(as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural persons in Jan. 2002 with the registration capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical by RMB60 million, holding 60% equity. In Oct. 2005, the registration capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. The corporation business license code is 140000100095998, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in methanol, coke production, development and sales, and inland transportation service.

VI. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES – CONTINUED

9.	Shangdong Yanmei Shipping Co., Ltd.

The former of Shangdong Yanmei Shipping Co., Ltd.(as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into after “Yanmei Shipping”spent RMB105.7 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr.Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

VII. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Bank Balance and Cash

	At June 30, 2008			At December 31, 2007
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand			563,365		—	304,445
Including:
RMB	396,031		396,031	156,425		156,425
USD	24,390	6.8608	167,334	20,264	7.3046	148,020
Cash in bank			9,422,616,452			5,777,146,044
Including:
RMB	8,315,336,800		8,315,336,800	4,891,099,366	—	4,891,099,369
USD	114,442,015	6.8608	785,163,777	87,067,881	7.3046	635,996,044
HKD	112,599,031	0.8798	99,064,627	110,904,279	0.9364	103,850,767
EUR	2,275,022	10.8071	24,586,390	2,906,514	10.6669	31,003,494
AUD	30,086,844	6.5964	198,464,858	18,029,576	6.3893	115,196,370
Other monetary assets			2,923,463			(2,101,806)

Total			9,426,103,280			5,779,552,295

(1)	Bank balance and cash in current period increased by 63.09%, which is primarily due to increase of coal sales and RMB780 million from entrust loan and the interest arised.
(2)	See VII.44 for details of restricted bank balance and cash.

VII. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	Notes Receivable

Notes category	At June 30, 2008	At December 31, 2007
Bank acceptance bills	2,830,451,585	2,732,422,448
Total	2,830,451,585	2,732,422,448

3.	Accounts Receivable

(1)	The risks analysis of accounts receivable

	At June 30, 2008			At December 31, 2007
	Amount		Bad debt Provision	Amount		Bad debt Provision
Item	RMB	%	RMB	RMB	%	RMB
Individually significant amount	175,628,311	56.47%	3,412,497	78,081,784	55.16%	3,123,271
Individually insignificant amount with high risks after the combination of credit risk characteristics	15,041,733	4.84%	15,041,733	15,384,906	10.87%	15,384,906
Other insignificant amount	120,328,506	38.69%	2,541,585	48,077,355	33.97%	2,487,637
Total	310,998,550	100.00%	20,995,815	141,544,045	100.00%	20,995,814

(2)	The aging analysis of accounts receivable as follows:

	At June 30, 2008			At December 31, 2007
	Amount		Bad debt Provision	Amount		Bad debt Provision
Item	RMB	%	RMB	RMB	%	RMB
Within 1 year	294,731,350	94.77%	5,551,348	124,377,863	87.87%	5,605,936
1 to 2 years	—	—	—	1,771,331	1.25%	—
2 to 3 years	1,225,467	0.39%	402,734	9,945	0.01%	4,972
Over 3 years	15,041,733	4.84%	15,041,733	15,384,906	10.87%	15,384,906
Total	310,998,550	100.00%	20,995,815	141,544,045	100.00%	20,995,814

(3)	See note IV.7 method and proportion for bad debt provision.

(4)	Accounts receivable due from shareholders of the Company holding more than 5%(including 5%) shares are excluded for the period.

VII. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

3.	Accounts Receivable – continued

(5)	Accounts receivable increased by 119.72%, which is primarily due to increase of accounts receivable of coal sales of the subsidiary Austar Pty.

(6)	Total balance of the five largest accounts receivables as up to RMB254.33 million, with the aging within 1 year, accounting for 81.78% of the total.

(7)	Accounts receivable due from related parties was RMB62.77 million, accounting for 20.18% of the total receivables.

4.	Prepayments

	At June 30, 2008		At December 31, 2007
Item	RMB	%	RMB	%
Within 1 year	612,215,615	100%	59,371,153	99%
1 to 2 years	—	—	461,500	1%
Total	612,215,615	100%	59,832,653	100%

(1)	Prepayments in the period increased by 923.21% mainly due to increase of prepayment of the traded coal.

(2)	Prepayments by the end of the period due from shareholders of the Company holding more than 5% (including 5%) shares are not included.

(3)	RMB541.26 million was prepaid for the traded coal, which accounts for 88.41% of prepayments.

VII. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

5.	Other Receivables

(1)	The risks analysis of other receivables

	At June 30, 2008			At December 31, 2007
	Amount		Bad debt Provision	Amount		Bad debt Provision
Item	RMB	%	RMB	RMB	%	RMB
Individually significant amount	322,658,085	85.27%	37,440,406	200,835,408	58.06%	8,033,416
Individually insignificant amount with high risks after the combination of credit risk characteristics	19,145,084	5.06%	19,145,084	26,276,941	7.60%	19,295,412
Other insignificant amount	36,597,465	9.67%	1,906,325	118,806,373	34.35%	2,788,460
Total	378,400,634	100.00%	58,491,815	345,918,722	100.00%	30,117,288

(2)	The aging analysis of other receivables

	At June 30, 2008			At December 31, 2007
	Amount		Bad debt Provision	Amount		Bad debt Provision
Item	RMB	%	RMB	RMB	%	RMB
Within 1 year	34,991,156	9.25%	2,026,722	290,348,682	83.94%	7,277,913
1 to 2 years	324,060,945	85.64%	37,218,284	25,769,115	7.45%	3,215,373
2 to 3 years	203,449	0.05%	101,725	3,523,984	1.02%	328,590
Over 3 years	19,145,084	5.06%	19,145,084	26,276,941	7.60%	19,295,412
Total	378,400,634	100.00%	58,491,815	345,918,722	100.00%	30,117,288

(3)	See note IV.7 method and proportion for bad debt provision.

(4)	Other receivables due from shareholders of the Company holding more than 5% (including 5%) shares are not included by the end of the period.

(5)	Total balance of the five largest other receivables amounts to RMB196.42 million, with the average aging of 1 to 2 year, which accounts for 51.91% of the total.

(6)	Other receivables due from related parties was RMB0.33 million, accounting for 0.09% of other receivables.

VII.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Provision for Decline in Value of Inventories

Items	At June 30, 2008	At December 31, 2007
Raw materials	255,068,992	248,411,286
Finished goods	369,376,364	191,722,342
Subtotal	624,445,356	440,133,628
Less:provision for decline in value of inventories	—	—
Total	624,445,356	440,133,628

Notes:	Inventories increased by 41.88% due to increase of coal inventory and unit cost.

7.	Available-For-Sales Financial Assets

Items	At June 30, 2008	At December 31, 2007
Shenergy Co.ltd (“Shenergy”)	201,584,817	393,123,879
Jiangsu Lianyungang Port Co.Ltd	6,992,000	15,962,000
Total	208,576,817	409,085,879

(1)	the above fair value was based on the closing price of Shanghai Stock Exchange on 30. June, 2008.
(2)	Available-for-sale financial assets decreased by 49.01%, which is mainly due to the decreased share price of available for sale shares.

8.	Non Current Assets due within a Year

Items	At June 30, 2008	At December 31, 2007
Entrust loan	—	640,000,000
Total	—	640,000,000

VII.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

8.	Non Current Assets due within a Year – continued

Note:	On December 31, 2007, the amount represents a loan granted to an independent third party, which carries interest at 7.00% per annum and is guaranteed by other independent third parties. The loan (the “Default Loan”) is secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to the People’s Supreme Court of the Shangdong province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company.

In 2006, Shandong Runhua Group Company Limited (“Runhua Group”) has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee. In January 2007, these government authorities in Shandong province and the State-owned Assets Supervision and Administrative Committee (the “SASAC”) rendered a formal written request to the Supreme Court to protect the Company’s priority right on the Secured Shares.

In October, 2007, the Company, Runhua Group and the guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the frozen 289 million secured shares held by the guarantor should belong to Runhua Group, and 200 million Secured Shares should be transferred to Runhua Group and used as dynamic seizure (only for the settlement of the debt). Runhua Group volunteered to warrant creditor’s rights of the Company. Meanwhile, the agreements promised that the Company can apply to disposal the frozen 49 million shares after June 6, 2008 (the date the restriction on trading of the secured shares is removed) and to pay the guarantor’s debt to the Company with priority. If the proceed reveived from the disposal of the 49 million Secured Share would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured shares. If the disposal of the above mentioned 89 million Secured shares would still not be suffient for the settlement up to more than RMB700 million, the company would have the right to further request for the disposal of the 200 million Secured Shares to Runhua for full settlement up to more than 700 million (interest included). By June 30, 2008, the Company has executed the secured share rights and taken back RMB640 million and interest of RMB140 million.

9.	Long-Term Equity Investments

(1)	Long-term equity investments

Items	At June 30, 2008	At December 31, 2007
Equity investments under cost method	440,000	440,000
Equity investments under equity method	850,370,268	897,561,770
Long-term equity investments – Total	850,810,268	897,561,770
Less: provision for impairment	—	—
Long-term equity investments – net	850,810,268	898,001,770

VII.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

9.	Long-Term Equity Investments – continued

(2)	Under cost method and equity method

Name of investees	Account for	Initial amount	Balance by end of the year	Addition	Reversals	Balance by the end of the year
Under cost method
Zhejiang Jiangshan Concrete Co.Ltd		440,000	440,000	—	—	440,000
Under equity method
China HD Zoucheng Co.Ltd.	30.00%	900,000,000	897,561,770	—	47,191,502	850,370,268

Total		900,440,000	898,001,770	—	47,191,502	850,810,268

(3)	A list of associates and their key financial information

Associates	Registered location	Business nature	Shares proportion	Ratio of voting share	Net assets by the end of the period	Operating revenue	Net profit
China HD Zouchengg Co.Ltd.	Zoucheng Shandong	Electricity power resources and relevant development	30%	30%	2,834,567,560	1,509,493,606	(157,305,006)

VII. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

10.	Fixed Assets

(1)	Fixed assets list

	Lands	Buildings	Mining structure	Railway structure	Harbor works and craft	Plant, machinery and equipment	Transportation equipment	Total
Cost
At December 31, 2007	57,312,020	2,626,234,523	3,691,820,776	886,253,749	250,348,889	9,701,345,002	399,062,545	17,612,377,504
Exchange gain and loss	1,858,012	378,989	—	—	—	30,851,070	—	33,088,071
Addition	—	36,977,793	—	32,416,277	—	119,317,338	2,070,776	190,782,184
Transfer from fixed assets under construction	—	36,977,793	—	34,653,277	—	119,293,988	—	190,925,058
Disposals	—	2,432,394	—	742,513	—	9,999,770	—	13,174,677

At June 30, 2008	59,170,032	2,661,158,911	3,691,820,776	917,927,513	250,348,889	9,841,513,640	401,133,321	17,823,073,082

Accumulated depreciation
At December 31, 2007	—	1,357,868,551	1,724,184,927	473,017,435	24,276,681	5,504,980,111	265,430,485	9,349,758,190
Exchange gain and loss	—	91,017	—	—	—	5,145,912	—	5,236,929
Addition	—	54,882,190	44,917,500	55,368,516	2,702,601	453,815,394	16,269,962	627,956,163
Disposals	—	1,354,258	—	331,869	—	9,024,755	—	10,710,882

At June 30, 2008	—	1,411,487,500	1,769,102,427	528,054,082	26,979,282	5,954,916,662	281,700,447	9,901,757,260

Impairment
At December 31, 2007	—	20,042,963	—	—	—	—	—	20,042,963

At June 30, 2008	—	20,042,963	—	—	—	—	—	20,042,963

Net
At December 31, 2007	57,312,020	1,248,323,009	1,967,635,849	413,236,314	226,072,208	4,196,364,891	133,632,060	8,242,576,351

At June 30, 2008	59,170,032	1,229,628,448	1,922,718,349	389,873,431	223,369,607	3,886,596,978	119,432,874	7,830,789,719

(2)	There is no provision and depreciation of fixed assets of lands, as subsidiary company Austar enjoys the permanent ownership of the land of Australia Southland coal mine.

VII. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

11.	Construction in Progress

(1)	List of construction in progress

Items	Budget	At December 31, 2007	Addition	Transfers upon completions	At June 30, 2008	Proportion to budget
Technical revamping	1,025,380,000	389,520,202	157,991,058	152,167,720	395,343,540	38.56%
Infrastructure construction	10,584,603,223	3,899,700,335	612,563,901	38,191,335	4,474,072,901	42.27%
Repairing construction	302,370,000	—	4,554,502	566,003	3,988,499	1.32%
Total	11,912,353,223	4,289,220,537	775,109,461	190,925,058	4,873,404,940

(2)	Projects funds are internally generated funds, no interest was capitalized for the year.

12.	Materials held for Construction of Fixed Assets

Items	At June 30, 2008	At December 31, 2007
Materials held for construction	68,335,812	229,460,787

Total	68,335,812	229,460,787

Notes: Materials decreased by 70.22% due to materials being consumed in constructions under progress.

13.	Intangible Assets

Items	Land use rights	Mining rights	Total
Cost
At December 31, 2007	696,672,107	252,771,389	949,443,496
Exchange gain and loss	—	3,803,012	3,803,012
Addition	—	743,535,688	743,535,688

At June 30, 2008	696,672,107	1,000,110,089	1,696,782,196

Accumulated amortization
At December 31, 2007	106,284,378	54,654,334	160,938,712
Exchange gain and loss	—	211,032	211,032
Amortization for this period	8,626,527	1,945,658	10,572,185

At June 30, 2008	114,910,905	56,811,024	171,721,929

Book value
At December 31, 2007	590,387,729	198,117,055	788,504,784

At June 30, 2008	581,761,202	943,299,065	1,525,060,267

VII. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

13.	Intangible Assets

(1)	Land use rights

When the Company was set up, Yankuang Group invested RMB310.24 million as land use rights, RMB8.89 million for land use rights of Jining III, RMB267.53 million for land use rights of Railway Assets, RMB11.38 million for land use rights of Heshun Tianchi, and RMB18.59 million for land use of Yunlin Nenghua.

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Centre with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No. 7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets were acquired from Yankuang Group at revaluated amount. The land use right of Heshun Tianchi is purchased from the local government. The land use right of Heshun Tianchi is purchased from the local government.

(2)	Mining rights: including mining rights RMB132.48 million of Jining III and mining rights RMB120.29 million of Southland. Mining rights of Jining III are purchased by Yankuang Group at evaluation price, and are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No. 11 Zong No. 24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cashflow. Austar acquired mining rights of Southland through Southland Coal Pty limited at market value.

(3)	Current intangible assets increased by 93.41%, due to the newly increased mining rights of RMB747.34 million of Zhaolou Coalmine of Heze Neng Hua. Relevant details concerning acquisition of mining rights of Zhaolou Coalmime was set out in Note X. (2).

14.	Goodwill

Items	At June 30, 2008	At December 31, 2007
Acquisition of Yanmei Shipping	10,045,361	10,045,361
Goodwill-Net	10,045,361	10,045,361

Note:	Yanmei Shipping is the subsidiary acquired in a business combination not involving enterprises under common control. The goodwill is the excess of the cost of acquisition over the Yanmei Shipping’s interest in the fair value of the identifiable net assets at the date of acquisition.

VII. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

15.	Long-Term Deferred Assets

Items	At June 30, 2008	At December 31, 2007
Prepayment for resource compensation fees of Heshun Tianchi	21,971,766	21,728,081

Net	21,971,766	21,728,081

Note:	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid part of the fees which would be amortized according to the actual production.

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

16.	Deferred tax assets

Items	At June 30, 2008	At December 31, 2007
Deductable temporary difference	31,174,701	31,174,701

Total	31,174,701	31,174,701

17.	Other non-current assets

Items	At June 30, 2008	At December 31, 2007
Deposit made on investment(Note)	117,925,900	117,925,900
Prepayment for equipment	199,442,399	188,551,092

Total	317,368,299	306,476,992

Note:	The balance RMB117.93 million represent the prepaid investment for the establishment of Yulin Yushuwan Coal Mine in Shanxi. Pursuant to agreements among the Company and other two parties. Related formalities are still in progress as at June 30, 2008.

18.	Short-term borrowing

Borrowing category	At June 30, 2008	At December 31, 2007
Secured borrowing	464,909,673	—

Total	464,909,673	—

Note:	All short-term borrowing arose from the subsidiary Australian Company and is secured by Shandong Branch Bank of China Bank.

19.	Notes payable

Items	At June 30, 2008	At December 31, 2007
Commercial note payable	83,765,827	154,519,715

Total	83,765,827	154,519,715

Note:	Notes payable decreased by 45.79% mainly due to decrease of unaccepted notes by the end of the period.

VII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

20.	Accounts payable

Balance of accounts payable is RMB504,083,007 as at June 30, 2008 (Balance as at December 31, 2007 was RMB559,346,058).

Balance of accounts payable to related parties is RMB15.85 million.

21.	Advances from customers

Balance of advances from customers was RMB1,295,765,305 as at June 30, 2008 (that as at December 31, 2007 was RMB983,294,466). The balance increased by 31.78% compared with that of last period due to increase of coal sales.

Amounts advanced includes RMB52.91 million of coal sales from shareholders of the Group holding 5% (including) of the total shares of the Company.

23.	Salaries and wages payable

Items	At December 31, 2007	Addition for this period	Payment for the period	At June 30, 2008
Salary (including bonus, allowance and subsidies)	284,760,432	1,202,950,477	1,228,263,733	259,447,176
Staff welfare	—	44,238,366	44,238,366	—
Social insurance including:	19,788,930	376,441,454	355,751,531	40,478,853
1. Medical insurance	7,085,981	83,721,848	72,222,478	18,585,351
2. Unemployment insurance	2,927,497	233,915,735	228,579,467	8,263,765
3. Fertility insurance	6,949,859	23,442,060	24,854,458	5,537,461
4. Injury insurance	381,105	23,633,440	18,549,829	5,464,716
5. Maternity insurance	2,444,488	11,728,371	11,545,299	2,627,560
Housing fund	1,253,649	28,121,445	26,574,338	2,800,756
Union fund and Staff education fund	31,472,916	50,572,424	35,333,369	46,711,971

Total	337,275,927	1,702,324,166	1,690,161,337	349,438,756

VII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

23.	Taxes payable

Items	At June 30, 2008	At December 31, 2007
Value added tax	254,409,301	179,680,281
City construction tax	(46,901,332)	7,132,009
Income tax	268,597,414	9,933,655
Resource tax	(37,255,676)	9,261,436
Others	32,282,389	22,649,810

Total	471,132,096	228,657,191

Note:	Taxes increased by 51.47% compared with that of last period, mainly due to increase of income tax payable in this period.

24.	Interest payable

Items	At June 30, 2008	At December 31, 2007
Interest of long-term borrowing	333,361	—

Total	333,361	—

25.	Dividend payable

Items	At June 30, 2008	At December 31, 2007
Dividend payable for ordinary shares	836,128,000	—
Total	836,128,000	—

Note:	Based on the total issued shares by December 31, 2007, final dividend of RMB1.7 (tax included) for every ten shares and total amounts 836.13 million is to be issued, which was approved by the sixteenth meeting of the third session of the Board, dated on April 18, 2008. The proposal was approved by the annual general meeting of the Company on June 27, 2008.

26.	Other payables

The balance of other payables was RMB1,717,861,151 at June 30, 2008 (Balance at December 31, 2007 was RMB1,909,171,032),.

RMB518.43 million payable to shareholders of the group holding more 5% of the total shares of the Company and related parties is included in the balance.

VII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

27.	Other current liabilities

Items	At June 30, 2008	At December 31, 2007
Land subsidence, restoration, rehabilitation and environmental cost	20,455,066	19,634,780

Total	20,455,066	19,634,780

Note:	The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

Based on their past experiences, the management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment. Considering the time difference between the payment and mining exsits, if the accumulated payment is more than the accruals provided, such excess of payment would be presented under current assets at the year end; If the accumulated payment is less than the accruals provided, such shortage of payment would be presented under current liabilities at the year end.

28.	Non-current liabilities due within one year

Items	At June 30, 2008	At December 31, 2007
Wei Jian Fei	306,577,045	204,389,437
Work Safety Expense	341,252,685	199,659,732
long-term borrowing due within a year	72,000,000	72,000,000
Mining right fee of Jining III	12,026,557	11,398,800

Total	731,856,287	487,447,969

29.	Long-term loan

Lender	Currency	Loan category	At June 30, 2008	At December 31, 2007
China Minsheng Bank	RMB	Guaranteed loan	110,000,000	110,000,000
State Development Bank	RMB	Guaranteed loan	209,000,000	220,000,000
Subtotal			319,000,000	330,000,000
Less: long-term loan due within one year			72,000,000	72,000,000

Total			247,000,000	258,000,000

Note:	All guaranteed loan of the Company by the end of this period is guaranteed by Yankuang Group.

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

30.	Long-term payable

Items	At June 30, 2008	At December 31, 2007
Payable for acquisition of Jining III’s mining rights (1)	36,078,960	36,078,960
Reform and Specific Development Fund (3)	611,512,919	611,512,916
Wei Jian Fei (2)	306,577,045	204,389,437
Work Safety Expense (2)	341,252,685	199,659,732
Total	1,295,421,609	1,051,641,045
Long-term payable due within one year	659,856,287	415,447,969
Long-term payable due after one year	635,565,322	636,193,076

(1)	The amount represents the remaining balances of payable to Yankuang Group for acquisition of Jining III’s mining rights, details of which are set out in Note X. 2.
(2)	See note IV.(18) for related regulations and provision standards of Wei Jian Fei and work Safety Expense.
(3)	See note IV.(19) for related regulations and provision standards of Reform and Specific Development Fund.

31.	Deferred tax liability

(1)	Deferred tax liability confirmed

Items	At June 30, 2008	At December 31, 2007
Income tax from temporary difference of tax payable	36,599,031	86,726,297
Total	36,599,031	86,726,297

(2)	Temporary difference of deferred tax assets confirmed at end of this period

Temporary difference to be taxed	At June 30, 2008	At December 31, 2007
Changes on fair value of AFS financial assets	146,396,124	346,905,186
Total	146,396,124	346,905,186
Tax rate	25%	25%
Deferred tax liability confirmed	36,599,031	86,726,297

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

32.	Share capital

Shareholders names/class	At June 30, 2008	At December 31, 2007
Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	2,600,000,000
Shares held by natural persons	61,800	61,800
Subtotal shares with trading moratorium conditions	2,600,061,800	2,600,061,800
Shares without trading moratorium condition
A shares	359,938,200	359,938,200
H shares	1,958,400,000	1,958,400,000
Subtotal of shares without trading moratorium	2,318,338,200	2,318,338,200
Total share capital	4,918,400,000	4,918,400,000

(1)	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform.

(2)	The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi(01) No.040, and Deshibao (Yan)zi (04) No.037, and Deshibao (Yan)zi (05) No.0031.

(3)	Each share has a par value of RMB1.

33.	Capital reserves

Items	At December 31, 2007	Addition	Reversals	At June 30, 2008
Share premium	2,861,963,645	—	—	2,861,963,645
Other capital reserves	2,081,405,437	—	150,381,796	1,931,023,641
Total	4,943,369,082	—	150,381,796	4,792,987,286

Note:	Decrease in capital reserves for the period was caused by the loss of RMB200.51 million on changes of fair value of available-for-sale financial assets; interrelated income tax RMB50.13 million is affected.

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

34.	Surplus reserves

Items	At December 31, 2007	Addition	Reversals	At June 30, 2008
Statutory common reserve fund	2,037,940,337	—	—	2,037,940,337
Total	2,037,940,337	—	—	2,037,940,337

35.	Unappropriated profits

Items	From January – June, 2008	In 2007
Opening balance	7,729,922,091	6,307,125,592
Add: Net profit for the year	3,762,075,283	2,693,298,106
Less: Appropriations to statutory common reserve fund		286,821,607
Distribution of dividend	836,128,000	983,680,000
Closing balance	10,655,869,374	7,729,922,091

Note:	As stated in Note VIII. 21, based on the total shares issued by December 31, 2007, the Company has approved to distribute a cash dividend of RMB1.7(tax included) for every ten shares, the amount is RMB836.13 million.

36.	Operation revenue and operating cost

(1)	Operation revenue

Items	January – June, 2008	January – June, 2007
Principal operations
Revenue from domestic sales of coal products	10,652,860,450	5,986,963,419
Revenue from export sales of coal products	833,655,252	1,079,248,963
Sales of coal purchased from other companies	765,784,665	152,576,028
Revenue from railway transportation services	115,786,695	94,381,231
Subtotal of principal operations	12,368,087,062	7,313,169,641
Other operations
Sales of materials	414,313,834	431,028,758
Others	72,150,989	34,011,855
Subtotal of other operations	486,464,823	465,040,613
Total	12,854,551,885	7,778,210,254

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

36.	Operation revenue and operating cost – continued

(2)	Operation cost

Items	January – June, 2008	January – June, 2007
Principal operations
Domestic sales of coal products	4,105,091,238	2,915,613,344
Export sales of coal products	389,259,695	643,442,670
Sales of coal purchased from other companies	727,380,540	145,124,851
Railway transportation services	118,065,246	89,976,013
Subtotal of principal operations cost	5,339,796,719	3,794,156,878
Other operations cost
Sales of materials	425,794,148	436,926,799
Others	78,594,162	18,763,621
Subtotal of other operations cost	504,388,310	455,690,420
Total	5,844,185,029	4,249,847,298

(3)	Operating gross profit

Items	January – June, 2008	January – June, 2007
Gross profit of principal operation
Domestic sales of coal products	6,547,769,212	3,071,350,075
Export sales of coal products	444,395,557	435,806,293
Sales of coal purchased from other companies	38,404,125	7,451,177
Railway transportation services	(2,278,551)	4,405,218
Subtotal gross profit of principal operation	7,028,290,343	3,519,012,763
Other operation gross profit
Sales of materials	(11,480,314)	(5,898,041)
Others	(6,443,173)	15,248,234
Subtotal of other operation gross profit	(17,923,487)	9,350,193
Total	7,010,366,856	3,528,362,956

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

36.	Operation revenue and operating cost – continued

(4)	Total sales amount of the 5 largest customers from January to June in 2008 is RMB3,974.14 million, which accounts for 31% in total revenue; total sales amount of the 5 largest customers in the same period in 2007 was RMB1,752.20 million, accounting for 23% of the total revenue.

The Company exports coal through China National Coal Group Corporation, Minerals Trading Co., Ltd, respectively. Currently, the Company does not have direct export rights, so has to export coal through trading companies, and the final decision on customer selection of the Company’s export sales is jointly determined by the Company and the above-mentioned trading companies. Therefore the sales amounts of sales made through these companies are excluded from sales of the 5 largest customers.

(5)	Operating revenue of the period increased by 65.26% compared with the same period of last year, which mainly due to rise in coal prices; operating cost was increased by 37.52% caused by expenditure increase of land subsidence compensation fee and for relevant man power cost which are included in coal cost.

37.	Operating taxes and surcharges

Items	Tax base	Proportion	January – June, 2008	January – June, 2007
Business tax	Turnover tax		5,095,900	3,619,649
City construction tax	Turnover tax	7%	80,745,454	49,733,677
Education fee	Turnover tax	3%	46,447,063	27,533,175
Resource tax			60,098,721	61,030,148
Total			192,387,138	141,916,649

Note:	Operating taxes and surcharges of this period increased by 35.56% compared with the same period of last year; mainly due to the simultaneous increase of turnover tax and surcharges with income increase.

38.	Financial expenses

Items	January – June, 2008	January – June, 2007
Interest expenses	15,340,244	13,600,088
Less: interest income	52,493,847	48,557,046
Add : exchange loss	13,298,706	(35,107,087)
Add: other expenses	5,019,535	(293,138)
Total	(18,835,362)	(70,357,183)

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

39.	Impairment loss

Items	January – June, 2008	January – June, 2007
Bad debt	28,374,527	—
Total	28,374,527	—

40.	Investment income

Sources of investment income	January – June, 2008	January – June, 2007
Income of entrust loan	132,230,000	—
Losses recognized under equity method of associated enterprises	(47,191,502)	—
Total	85,038,498	—

Note:	Entrust loan income is interest of entrust loan called back by the Company in the period. Details are set out in Note VII.8.

41.	Non-operating income

Items	January – June, 2008	January – June, 2007
Gain on disposal of non-current assets	8,050,058	2,589,018
Others	893,125	2,301,313
Total	8,943,183	4,890,331

42.	Non-operating expense

Items	January – June, 2008	January – June, 2007
Loss on disposal of non-current assets	903,583	933,903
Donation expenditure	18,150,000	—
Others	1,899,599	30,856,936
Total	20,953,182	31,790,839

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

43.	Income taxes

Items	January – June, 2008	January – June, 2007
Current tax expense	1,564,212,736	782,103,654
Total	1,564,212,736	782,103,654

Note:	current tax expense increased by 100% compared with that of last period. Mainly due to the significant increase of total profit amount in current period.

44.	Cash flow

(1)	Cash and cash equivalents are including:

Items	At June 30, 2008	At December 31, 2007
Cash
Including: cash on hand	563,366	304,445
Deposits that can be readily drawn on demand	8,363,504,616	5,717,139,097
Other currency that can be readily drawn on demand	2,923,463	2,101,806
Cash and cash equivalents balance	8,366,991,445	5,719,545,348
Restricted cash and cash equivalents (note)	1,059,111,835	60,006,947

Note:	The amount RMB53,355,030 represents the deposits placed in banks secured for the future payment of land subsidence, restoration, rehabilitation and environmental costs of Austar under the request of Australia government and for issuing letter of credit and cash acceptance; Subsidiary Hezhe Nenghua’s deposit RMB4,036,704 of Work Safety Expenses; Fixed deposit of RMB975,894,368 of the Company and deposit and mortgage of RMB25,825,734 placed in the back. The above mentioned limited amounts the group totals up to RMB1,059,111,835.

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

44.	Cash flow – continued

(2)	Cash received/paid relating to operating activities/investment/finance activities

1)	Other cash relating to operating activities

Items	January – June, 2008	January – June, 2007
Interest income	52,493,847	48,557,046
Non operating income	—	301,313
Received cash from funds paid on other’s behalf	12,938,905
Other operating income	—	25,144,010
Total	65,432,752	74,002,369

2)	Other cash paid relating to operating activities

Items	January – June, 2008	January – June, 2007
Payments for selling and administrative expenses	697,452,956	851,208,552
Non-operating expenses	19,185,783	—
Others	64,686,705	775,117,097
Total	781,325,444	1,626,325,649

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

44.	Cash flow – continued

(2)	Cash received/paid relating to operating activities/investment/finance activities – continued

3)	Other cash received relating to investing activities

Items	January – June, 2008	January – June, 2007
Cash received from bank securities	—	56,252,869
Others	1,897,926	—
Total	1,897,926	56,252,869

4)	Other cash paid relating to investing activities

Items	January – June, 2008	January – June, 2007
Addition of fixed certificates of deposit and restricted deposit	999,104,888	—
Total	999,104,888	—

VII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

44.	Cash flow – continued

(3)	Supplemental information of consolidated cash flow statement

Items	January – June, 2008	January – June, 2007
1. Reconciliation of net profit to net cash flow from operating activities
Net profit	3,761,650,459	1,104,672,280
Add: Provision of impairment of assets	28,374,527	—
Depreciation of fixed assets	562,709,952	565,217,557
Amortization of intangible assets	10,783,217	11,698,052
Amortization of long-term deferred expenses	(243,685)	97,898,250
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	(7,146,475)	(1,655,115)
Provision for Wei Jian Fei, Work Safety Expense, Reform and Specific Development Fund	287,438,865	325,309,383
Financial expenses (“-” represents gain)	15,340,244	13,600,088
Loss arising from investments (“-” represents gain)	(85,038,498)	—
Decrease in deferred taxes assets (“-” represents increase)	—	—
Decrease in inventories (“-” represents increase)	(184,311,728)	(110,944,426)
Decrease in receivables under operating activities (“-” represents increase)	465,405,531	941,623,641
Increase (decrease) in payables under operating activities (“-” represents decrease)	(530,201,517)	(911,841,219)
Net cash flow from operating activities	4,324,760,892	2,035,578,491
2. Significant investing and financing activities not relating to net cash flow
3. Changes in cash and cash equivalents
Cash, closing	8,366,991,444	7,122,133,405
Less: Cash, opening	5,719,545,348	5,910,475,432
Net addition in cash and cash equivalents	2,647,446,096	1,211,657,973

VIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	The risks analysis of accounts receivable

Item	At June 30, 2008			At December 31, 2007
	Amount		Bad debt Provision	Amount		Bad debt Provision
	RMB	%		RMB	%
Individually significant amount	28,524,122	47.10%	3,411,396	78,081,784	69.98%	3,123,271
Individually insignificant amount with high risks after the combination of credit risk characteristics	15,041,733	24.28%	15,041,733	15,384,906	13.79%	15,384,906
Other insignificant amount	25,879,431	28.61%	2,514,858	18,111,620	16.23%	2,459,810
Total	69,445,286	100.00%	20,967,987	111,578,310	100.00%	20,967,987

(2)	The aging analysis of accounts receivable

Item	At June 30, 2008			At December 31, 2007
	Amount		Bad debt Provision	Amount		Bad debt Provision
	RMB	%		RMB	%
Within 1 year	54,349,417	78.26%	5,899,186	96,183,459	86.20%	5,578,109
2 to 3 years	54,136	0.08%	27,068	9,945	0.01%	4,972
Over 3 years	15,041,733	21.66%	15,041,733	15,384,906	13.79%	15,384,906
Total	69,445,286	100.00%	20,967,987	111,578,310	100.00%	20,967,987

(3)	Accounts receivable due from shareholders of the Company holding more than 5%( including) of the total shares are not included for the period.

(4)	Total balance of the five largest accounts receivables totals up to RMB43.59 million, with the aging within 1 year, which accounts for 62,77% of the total.

(5)	Accounts receivable decreased by 37.36% compared with that of last period, which is primarily due to decrease of materials sale receivable.

(6)	Accounts receivable due from related parties and their holding companies was RMB62.77 million, accounting for 90.38% of amount receivable.

VIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables

(1)	Risk analysis of other receivables

Item	At June 30, 2008			At December 31, 2007
	Amount		Bad debt Provision	Amount		Bad debt Provision
	RMB	%		RMB	%
Individually significant amount	417,613,012	67.63%	37,510,134	871,490,578	88.33%	8,033,416
Individually insignificant amount with high risks after the combination of credit risk characteristics	19,143,179	3.10%	19,143,179	26,276,941	2.66%	19,295,412
Other insignificant amount	180,720,970	29.27%	1,838,501	88,810,892	9.00%	2,788,460
Total	617,477,161	100.00%	58,491,814	986,578,411	100.00%	30,117,288

(2)	Aging analysis of other receivables

Item	At June 30, 2008			At December 31, 2007
	Amount		Bad debt Provision	Amount		Bad debt Provision
	RMB	%		RMB	%
Within 1 year	274,183,574	65.67%	2,028,627	506,790,229	51.37%	7,277,913
1 to 2 years	323,946,959	29.69%	37,218,284	172,137,882	17.45%	3,215,373
2 to 3 years	203,449	0.05%	101,724	281,373,359	28.52%	328,590
Above 3 years	19,143,179	4.59%	19,143,179	26,276,941	2.66%	19,295,412
Total	617,477,161	100.00%	58,491,814	986,578,411	100.00%	30,117,288

(3)	See note IV.7 for provision method and proportion of bad debt.

(4)	Other receivables due from shareholders of the Company holding more than 5% (including 5%) of total shares are not included by the end of the period.

(5)	Total balance of the five largest other receivables amounts to RMB196.42 million, with the average aging of 1-2 year, which accounts for 31.81% of other receivables.

(6)	Other receivables due from related parties and their holding companies was RMB217.33 million by the end of the period, accounting for 35.19% of other receivables.

(7)	Accounts receivable decreased by 37.41% compared with last period, mainly due to decrease of balance due from Yancoal Australia Pty.

VIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At June 30, 2008	At December 31, 2007
Long-term equity investments under cost method	3,149,557,098	3,125,557,098
Long-term equity investments under equity method	850,370,268	897,561,770
Long-term equity investments – Total	3,999,927,366	4,023,118,868
Less: provision for impairment	—	—
Long-term equity investments – net	3,999,927,366	4,023,118,868

(2)	Under cost method and equity method

Name of investees	Proportion	Initial amount	Opening balance	Addition	Reversals	Closing balance
Under cost method
Qingdao Zhongyan	52%	1,100,000	2,709,903	—	—	2,709,903
Yanmei Shipping	92%	3,430,000	10,575,733	—	—	10,575,733
Heze Neng Hua	97%	1,450,000,000	1,424,343,543	—	—	1,424,343,543
Yancoal Australia Pty	100%	403,281,954	403,281,954	—	—	403,281,954
Yulin Neng Hua	100%	776,000,000	776,000,000	24,000,000	—	800,000,000
Shanxi Neng Hua	52%	600,000,000	508,205,965	—	—	508,205,965
Zhejiang Zhongshan Concret Co.Ltd		440,000	440,000	—	—	440,000
Subtotal		3,234,251,954	3,125,557,098	24,000,000	—	3,149,557,098
Under equity method
China HD Zoucheng Co.Ltd.	30%	900,000,000	897,561,770	—	47,191,502	850,370,268
Subtotal		900,000,000	897,561,770	—	47,191,502	850,370,268
Total		4,134,251,954	4,023,118,868	24,000,000	47,191,502	3,999,927,366

VIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(3)	A list of associates and their key financial information

Name of investees	Registered location	Business nature	Shares proportion	Ratio of voting share	Net assets by the end of the period	Operating income for the current year	Net profit for the current year
China HD Zouchengg Co.Ltd.	Zoucheng Shandong	Electricity power resources and related development	30%	30%	2,834,567,560	1,509,493,606	(157,305,006)

4.	Operation revenue and operation cost

(1)	Operation Revenue

Items	January to June in 2008	January to June in 2007
Principal operation income
Domestic sales of coal products	10,508,146,590	5,872,533,751
Export sales of coal products	93,060,579	588,102,994
Sales of traded coal products	765,784,664	152,576,028
Railway transportation services	115,786,695	94,381,231
Subtotal	14,482,778,528	6,707,594,004
Other operation income
Sales of materials	414,313,834	431,028,758
Others	55,106,791	24,035,809
Subtotal	469,420,625	455,064,567
Total	11,952,199,153	7,162,658,571

VIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

4.	Operation revenue and operation cost – continued

(2)	Operation cost

Items	January to June in 2008	January to June in 2007
Principal operation cost
Domestic sales of coal products	3,997,285,222	2,870,190,295
Export sales of coal products	24,965,769	287,434,279
Sales of traded coal products	727,380,540	145,124,851
Railway transportation services	118,065,246	89,976,013
Subtotal	4,867,696,777	3,392,725,438
Other operation cost
Sales of materials	425,794,148	436,926,799
Others	65,626,944	10,353,008
Subtotal	491,421,092	447,279,807
Total	5,359,117,869	3,840,005,245

(3)	Operation gross profit

Items	January to June in 2008	January to June in 2007
Principal operation gross profit
Domestic sales of coal products	6,510,861,368	3,002,343,456
Export sales of coal products	68,094,810	300,668,715
Sales of traded coal products	38,404,124	7,451,177
Railway transportation services	(2,278,551)	4,405,218
Subtotal	6,615,081,751	3,314,868,566
Other operation gross profit
Sales of materials	(11,480,314)	(5,898,041)
Others	(10,520,153)	13,682,801
Subtotal	(22,000,467)	7,784,760
Total	6,593,081,284	3,322,653,326

VIII. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

5.	Investment income

Sources of investment income	January to June in 2008	January to June in 2007
Income of entrust loan	221,157,931	45,784,600
Profits confirmed by equity laws of associated enterprises	(47,191,500)	—
Total	173,966,431	45,784,600

IX. SEGMENT REPORT

1.	Main report – business segment

(1)	Segment information in January-June in 2008

Items	Coal mining business	Railway transportation business	Chemical business	Inter-segment elimination	Others	Total
Operating revenue	12,621,867,668	180,751,429	67,656,917	(32,482,367)	16,758,238	12,854,551,885
– External	12,621,867,668	148,269,062	67,656,917	—	16,758,238	12,854,551,885
– Inter-segment	—	32,482,367	—	(32,482,367)	—	—
	12,621,867,668	180,751,429	67,656,917	(32,482,367)	16,758,238	12,854,551,885
Operating cost and expenses	7,322,702,530	153,062,668	76,343,663	(140,622,094)	61,469,067	7,472,955,834
– External	5,662,869,927	118,065,246	50,319,476	—	12,930,380	5,844,185,029
– Inter-segment	—	34,967,423	—	(34,967,423)	—	—
– Operating expense during the period	1,659,832,603	43,752,856	26,024,187	(105,654,671)	48,538,687	1,672,493,662
	7,322,702,530	153,062,668	76,343,663	(140,622,094)	61,469,067	7,472,955,834
Total operating profit	5,299,165,138	27,688,761	(8,686,746)	108,139,727	(44,710,829)	5,381,596,051
Total assets	30,370,694,041	780,295,218	496,840,584	(7,189,283,384)	5,382,092,385	29,840,638,844
Total liabilities	7,709,207,221	25,996,446	298,561,536	(3,913,679,300)	3,274,806,980	7,394,892,883

IX. SEGMENT REPORT – CONTINUED

1.	Main report – business segment – continued

Surplus information during January-June in 2008

Items	Coal mining business	Railway transportation business	Chemicals business	Others	Total
Depreciation and amortization	524,123,561	39,158,535	4,854,751	5,356,322	573,493,169
Loss of assets devaluation	28,374,527	—	—	—	28,374,527
Capital expenditure	422,577,525	—	27,073,908	619,777,811	1,069,429,244

(2)	Segment information during January-June in 2007

Items	Coal mining business	Railway transportation business	Chemical business	Inter-segment elimination	Others	Total
Operating revenue	7,683,829,023	156,732,482	—	(62,351,251)	—	7,778,210,254
– External	7,683,829,023	94,381,231	—	—	—	7,778,210,254
– Inter-segment		62,351,251	—	(62,351,251)	—
	7,683,829,023	156,732,482	—	(62,351,251)	—	7,778,210,254
Operating cost and expenses	5,536,999,891	218,367,200	—	(12,420,557)	171,517,972	5,864,533,812
– External	4,159,871,285	89,976,013	—	—	—	4,249,847,298
– Inter-segment		49,930,694	—	(49,930,694)	—	—
– Operating expense during the period	1,377,128,606	78,460,493	—	(12,420,557)	171,517,972	1,614,686,514
	5,536,999,891	218,367,200	—	(12,420,557)	171,517,972	5,864,533,812
Total operating profit	2,146,829,132	(61,634,718)	—	—	(171,517,972)	1,913,676,442
Total assets	15,212,084,027	826,550,791	—	—	6,990,091,415	23,028,726,233
Total liabilities	4,398,039,071	17,508,313	—	—	620,775,080	5,036,322,464

IX. SEGMENT REPORT – CONTINUED

1.	Main report – business segment – continued

Surplus information during January-June in 2007

Items	Coal mining business	Railway transportation business	Chemicals business	Unlocated items	Total
Depreciation and amortization	526,006,020	41,880,719	—	9,028,870	576,915,609
Capital expenditure	822,976,887	2,795,782	—	18,669,066	844,441,735

2.	Subordination report – geographical segment

	China		Australia		Inter-segment elimination		Total
Items	This period	Last period	This period	Last period	This period	Last period	This period	Last period
Operating revenue
External	12,113,957,212	7,287,047,107	740,594,673	491,163,147	—	—	12,854,551,885	7,778,210,254
Inter-segment	—	—	—	—	—	—	—	—
Total	12,113,957,212	7,287,047,107	740,594,673	491,163,147	—	—	12,854,551,885	7,778,210,254
Total segment assets	29,230,044,937	21,479,211,572	1,818,104,376	1,549,514,661	1,207,510,469	—	29,840,638,844	23,028,726,233

X. RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS

I.	Relationship of Related Parties

See note VI, ENTERPRISES COMBINATION AND CONSOLIDATED FINANCIAL STATEMENT for related parties where a control relationship exists.

1.	Other related parties where a control relationship exists

Name of	Registration business	Major Relationship	Statutory related parties		address
			Nature	representative
Yankuang Group	Zoucheng Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Hua

2.	For other related parties where a control relationship exists, the registered capital the changes therein are as follows:

Name of related parties	December 31, 2007	Addition	Reversal	June 30, 2008
Yankuang Group	3,353,388,000			3,353,388,000

3.	For other related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	Shares		Proportion
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Yankuang Group	2,600,000,000	2,600,000,000	52.86%	52.86%

4.	Related parties where a control relationship does not exist

Names of related parties	Relationship	Transactions with the Company
Huadian Zoucheng	Investment holding	Payment into or out of account

X. RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

II.	Related Party Transactions

1.	Pricing policies

Products prices selling to related parties and materials prices purchased from related parties are determined according to market price and negotiated price.

2.	Transaction with key management

Total amount of salaries paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period ended June 30, 2008 is RMB1.91 million. RMB2.07 million was paid as compared with same period in 2007.

3.	Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450.9 million and mining rights of RMB132.48 million totally RMB2,583.38 million.

By June 30, 2008, the Company had paid RMB253.039 million to Yankaung Group for the above acquisition, including the consideration of RMB245.09 million and the mining rights of RMB92.73 million.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13.248 million as the eighth instalment before December 31, 2008.

The consideration for the acquisition is determined according to revaluation price.

4.	Acquisition of Zhaolou Coalmine

During the period the subsidiary Heze Neng Hua purchased mining rights of Zhaolou Coalmine which was held by Yankuang Group at a trading price of RMB747.34 million which was evaluated in Yankuang Group Zhaolou Coal Mine Mining Rights Evaluation Report issued by Beijing Jingwei Assets Evaluation Co.Ltd. By June 30, 2008, Heze Neng Hua has fully paid the amount for mining rights; procedures for transferring related property rights have been completed.

X. RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

II.	Related Party Transactions – continued

5.	Borrowing guarantee

As stated in NoteVII.29, Yankuang Group provided loan guarantee of RMB319 million for the subsidiary

Shanxi Neng Hua of the Company.

6.	Materials purchasing

	January – June in 2008		January – June in 2007
Names of related parties	Amount	proportion	Amount	proportion
Yankuang Group and its affiliates	204,827,662	8.23%	256,123,024	28.74%

7.	Goods sales

	January – June in 2008		January – June in 2007
Names of related parties	Amount	proportion	Amount	proportion
Yankuang Group and its affiliates	789,462,000	5.61%	669,489,716	10.34%

X. RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

II.	Related Party Transactions – continued

8.	Other transactions

(1)	Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benifits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the period ended June 30, 2008 and 2007 are RM 378.267 million and RMB497.78 million respectively.

(2)	Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year: (RMB’000)

	January – June in 2008	January – June in 2007
Products and services provided to the Company by Yankuang Group
Fuel and power purchased from the Group
Electricity	178,208	186,892
Laboring received from the Group
Project construction	37,524	26,762
Road transportation fee	43,876	32,375
Gas and heating expenses	13,000	13,000
Buildings management fee	43,100	43,100
Children tuition fee	20,400	20,400
Technicians training fee	10,000	10,000
Repairs service	101,361	98,258
Public facilities expenses	5,846	3,644
Mining rights expense	—	6,490
Others	26,850	26,850
Subtotal	301,957	280,879

(3)	During the period January to June in 2008 and 2007, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses and insurances. These payments and receipts made on behalf of the other have been recorded in other payables.

X. RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

iii	Amount due to or from related parties

Names of related parties	Account	June 30, 2008	December 31, 2007
Yankuang Group and its affiliates	Notes receivable	203,645,337	93,466,672
Yankuang Group and its affiliates	Accounts receivable	62,767,689	6,019,424
Yankuang Group and its affiliates	Other receivables	325,466	36,054,895
Yankuang Group and its affiliates	Accounts payable	15,852,117	40,929,264
Yankuang Group and its affiliates	Advance	52,909,695	40,737,634
Yankuang Group and its affiliates	Other payables	518,427,743	736,881,732
Yankuang Group and its affiliates	Long-term payable	36,078,960	36,078,960

Note:	Other receivables and payables due from/to Yankuang Group and its affiliates are interest free and receivable on demand.

XI. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents with reputable banks in the PRC, therefore the directors consider that the credit risk for such is minimal.

The Company generally grants long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium size new customers, the Company generally requires them to pay for the products before delivery.

Most of the Company’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Company generally has established long-term and stable relationships with these companies. The Company also sells its coal to provincial and city fuel trading companies.

As the Company does not currently have direct import/export rights, all of its export sales must be made through National Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Company’s export sales are determined by the Company, National Coal Corporation, Shanxi Coal Co. or Minmetals Trading.

For the six months ended June 30, 2008 and 2007, operating income from the Company’s five largest domestic customers accounted for approximately 31% and 23%, respectively, of the Company’s total operating income. Huadian Power International Corporation Limited became the Company’s largest domestic customer for the six months ended June 30, 2008 and 2007, respectively.

XI. CONCENTRATION OF CREDIT RISK – CONTINUED

Percentage of accounts receivable from five customers of the largest receivable balances at June 30, 2008 and June 30, 2007 are 82% and 45% respectively.

As at 30 June 2008, the Company has exposure to credit risk in the event of the counterparties failed to perform their obligation in relation to the Default Loan. In order to minimize the credit risk, the management of the Company has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the Company considered that the Company’s credit risk is significantly reduced.

XII. CAPITAL COMMITMENTS

By June 30, 2008, long-term purchase of assets expenditure contracted for but not paid are as follows (RMB ‘000):

Commitments	June 30, 2008	December 31, 2007
Capital expenditure contracted for but not provided in the financial statement in respect of – purchase of assets	278,271	1,069,610
Recognition for coal mines management of Shandong Province to be paid	873,632	873,632
Total	1,151,903	1,943,242

Except for the above stated commitments, the Company has no other significant commitments to claim by June 30, 2008.

XIII. OTHER IMPORTANT EVENTS

1.	Acquisition of Zhoulou Coal Mine

Pursuant to the supplementary agreement between Yankuang Group and the Company on the acquisition of Heze Neng Hua shares, after acquisition shares of Heze Neng Hua, Heze Neng Hua will purchase mining right of Zhaolou Mine. As stated in Note X. 2, Heze Neng Hua has finished acquisition of mining right of Zhaolou Mine during this period. But the remaining procedures on transferring of the land use are still in the process by June 30, 2008.

2.	Mining rights

According to the Mining Rights Agreement signed between the Company and the Group in October, 1997 and supplementary agreement signed in February, 1998, an annual fee as compensation for mining rights of five coal mines owned by the Group is RMB12.98 million which is subject to new regulations after a ten-year period if they come out.

Pursuant to Implement Scheme about Experimental Units of Coal Mining Rrights Paid which was approved by the State Council and jointly issued by Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the publishing date of the report, no detailed implement rules concerning paid mining rights have been released in Shandong Province. In 2008, compensation fee of RMB5 is accrued at per ton raw coal minded for the five coal mines owned by the Company, which is subject to detailed scheme when it comes out. RMB82.03 million has been accrued according to this criterion during the period from January 1, 2008 to June 30, 2008.

XIV. SUPPLEMENT

1.	Differences Regulation of Net Profit and Net Assets (RMB’000)

			Net assets
Items Net Profit	January – June in 2008	January – June in 2007	At June 30, 2008	At December 31, 2007
As per the financial statements prepared under IFRS	3,912,641	1,502,360	24,346,529	21,417,537
Differences regulation
Work Safety Expense and Wei Jian Fei (1)	(167,960)	(176,645)	(1,169,925)	(1,000,766)
Reform and Specified Development Fund regulation (2)	—	(82,344)	(611,513)	(611,513)
Regulation of pre-operating fee of subsidiaries	—	(93,491)	—	—
Combination regulation under common control (3)	2,461	2,461	(414,526)	(416,989)
Deferred tax effect (4)	16,003	(41,677)	247,540	231,537
Others	(1,070)	(1,746)	(3,982)	(4,116)
As per PRC ASBE	3,762,075	1,108,918	22,394,123	19,615,690

(1)	According to relevant regulations of related institutes of China, Wei Jian Fei and Work Safety Expense is accrued based on raw coal minded by coal mine enterprises and is recorded as expense in the corresponding period. Fixed assets formed from expense of Wei Jian Fei and Work Safety Expense should be recorded in relevant assets and accumulated depreciation of the whole amount should be carried forward. As per IFRS, expense should be recognized when occurs; relevant capital expenditure should be recognized as fixed assets, and depreciation should be accrued in the same way.
(2)	Pursuant to relevant regulations of related institutes of China, Reform and Specific development Fund should be accrued based on raw coal minded, and be recorded in the current period. As per IFRS, expense should be recognized when occurs. See Note IV 19, the Company stopped accruing Reform and Specific development Fund from January 1, 2008.

XIV. SUPPLEMENT – CONTINUED

1.	Differences Regulation of Net Profit and Net Assets (RMB’000) – continued

(3)	Pursuant to PRC GAAP, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on fair value on the date of acquisition. The difference of fair value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

(4)	The regulation represents regulation of deferred tax income brought by differences in (1)-(3) guide lines.

2.	Extraordinary Gain

Items	January - June in 2008
Gain and loss from disposal of non current assets	7,146,475
Other net non-business revenues and expenses excluding the above items	(19,156,473)
Subtotal	(12,009,998)
Taxes effect	(3,002,500)
Extraordinary gain – total	(9,007,498)
including:attributable to shareholders of the parent company	(9,001,670)

XIV. SUPPLEMENT – CONTINUED

3.	Return on Net Assets and Earning Per Share

Pursuant to calculation and disclosure of Return on net assets and earning per share – chapter 9 in Information Disclosure Rules For Companies Listed Issued by China Securities Regulatory Commission, the diluted/ weighted average return on net assets and earning per share of the Company are as follows:

(1)	January - June in 2008

	Return on net assets		Earning per share
Profit during the report period	Diluted	Weighted average	Earning per share, basic	Diluted earning per share
Net profit attributable to shareholders of the parent company	16.80%	17.50%	0.7649	0.7649
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	16.84%	17.54%	0.7667	0.7667

(2)	January - June in 2007

	Return on net assets		Earning per share
Profit during the report period	Diluted	Weighted average	Earning per share	Diluted earning per share
Net profit attributable to shareholders of the parent company	6.19%	6.06%	0.2255	0.2255
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	6.34%	6.20%	0.2310	0.2310

XIV. SUPPLEMENT – CONTINUED

3.	Return on Net Assets and Earning Per Share – continued

(3)	Calculation process of return on net assets

Sequence Items number		January - June in 2008	January - June in 2007
Net profit attributable to shareholders of the parent company	1	3,762,075,283	1,108,918,499
Extraordinary gain attributable to parent company	2	(9,001,670)	(27,264,400)
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3=1-2	3,771,076,953	1,136,182,899
Net assets attributable to shareholder of the parent company at the end of the period	4	22,394,122,615	17,917,222,025
Diluted Return on net assets (I)	5=1÷4	16.80%	6.19%
Diluted Return on net assets (II)	6=3÷4	16.84%	6.34%
Net assets attributable to shareholders of the parent company at the beginning of the period	7	19,615,689,876	17,756,653,886
Net assets added by new issuing and debt-to-equity and attributable to shareholders of the parent company	8	—	—
Months added from the next month to the end month of the period	9	—	—
Decreased net assets by buy-back and bonus in cash and attributable to shareholders of the parent company	10	—	—
Months decreased from the next month to the end month of the period	11	—	—
Duration the period	12	6	6
Net profit weighted average attributable to shareholders of the +8×9÷12 parent company -10×11÷12	13=7+1÷(2)	21,496,727,518	18,311,113,136
Weighted average return on net assets (I)	14=1÷13	17.50%	6.06%
Weighted average return on net assets(II)	15=3÷13	17.54%	6.20%

XIV. SUPPLEMENT – CONTINUED

3.	RETURN ON NET ASSETS AND EARNING PER SHARE – CONTINUED

(4)	Calculation process of basic earning per share and diluted earning per share

Items	Sequence number	January - June in 2008	January - June in 2007
Net profit attributable to shareholders of the parent company	1	3,762,075,283	1,108,918,499
Extraordinary gain attributable to parent company	2	(9,001,670)	(27,264,400)
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3=1-2	3,771,076,953	1,136,182,899
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing and debt-to-equity (II)	6	—	—
Shares added (II)months from next month to the end of the period	7	—	—
Shares decreased by buy-back and shares shrink	8	—	—
Month from the next month to the end of the month	9	—	—
Duration the period	10	6	6
Weighted average of common shares issued	11=4+5+6 ×7÷10-8×9÷10	4,918,400,000	4,918,400,000
basic earning per share (I)	12=1÷11	0.7649	0.2255
basic earning per share (II)	13=3÷11	0.7667	0.2310
common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
income tax rate	16	25%	25%
Shares added through stock warrant and option excertion	17	—	—
Diluted earning per share (Î) ×(1-16)]÷(11+17)	18=[1+(14-15)	0.7649	0.2255
Diluted earning per share (II) ×(1-16)]÷(11+17)	19=[3+(14-15)	0.7667	0.2310

XIV. SUPPLEMENT — CONTINUED

4.	PROVISION LIST OF ASSETS DEVALUATION

			Reversals
Items	December 31, 2007	Provision	Reversals	Other transferring	June 30, 2008
Devaluation Provision for bad debt	51,113,102	28,374,527	—	—	79,487,629

Total	51,113,102	28,374,527	—	—	79,487,629

XV.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on August 22, 2008.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008

		Six months ended June 30,
		2008	2007
		RMB’000	RMB’000
	Notes	(unaudited)	(unaudited)
Gross sales of coal	5	12,065,436	6,928,217
Railway transportation service income		111,931	91,296

Total revenue		12,177,367	7,019,513
Transportation costs of coal	5	(219,511)	(323,561)
Cost of sales and service provided	6	(5,172,474)	(3,389,616)

Gross profit		6,785,382	3,306,336
Selling, general and administrative expenses		(1,422,260)	(1,156,437)
Share of loss of an associate		(47,192)	—
Other income	7	194,152	105,139
Interest expenses	8	(15,827)	(14,851)

Profit before income taxes	9	5,494,255	2,240,187
Income taxes	10	(1,580,496)	(737,757)

Profit for the period		3,913,759	1,502,430

Equity attributable to:
Equity holders of the Company		3,912,641	1,502,360
Minority interests		1,118	70

		3,913,759	1,502,430

Dividends	11	836,128	983,680

Earnings per share, basic	12	RMB0.80	RMB0.31

Earnings per ADS, basic	12	RMB7.96	RMB3.05

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2008

		At June 30, 2008	At December 31, 2007
		RMB’000	RMB’000
	Notes	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Bank balances and cash		8,366,992	4,424,561
Term deposits		975,894	1,294,984
Restricted cash	13	29,862	11,185
Bills and accounts receivable	14	2,854,041	2,753,485
Inventories		624,445	440,134
Other loans receivable	15	—	640,000
Prepayments and other receivables	16	925,903	326,668
Prepaid lease payments		13,933	13,976
Prepayment for resources compensation fees	17	3,240	3,240

TOTAL CURRENT ASSETS		13,794,310	9,908,233
Mining rights	19	1,098,168	356,012
Prepaid lease payments		567,828	576,412
Prepayment for resources compensation fees	17	18,732	18,488
Property, plant and equipment	20	13,459,348	13,524,594
Goodwill		298,650	298,650
Investments in securities	21	209,017	409,526
Interests in an associate		850,370	897,562
Restricted cash	13	53,355	48,822
Deposit made on investment		117,926	117,926
Deferred tax assets	23	31,175	31,175

TOTAL ASSETS		30,498,879	26,187,400

CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

AT JUNE 30, 2008

		At June 30, 2008	At December 31, 2007
		RMB’000	RMB’000
	Notes	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	22	555,831	657,517
Other payables and accrued expenses		2,980,965	2,671,117
Provision for land subsidence, restoration, rehabilitation and environmental costs	18	20,455	19,635
Amounts due to Parent Company and its subsidiary companies	25	471,977	669,275
Unsecured bank borrowings – due within one year		536,910	72,000
Dividends payable		836,128	—
Taxes payable		124,771	9,934

TOTAL CURRENT LIABILITIES		5,527,037	4,099,478

Amounts due to Parent Company and its subsidiary companies – due after one year	25	11,104	14,956
Unsecured bank borrowings – due after one year		247,000	258,000
Deferred tax liabilities	23	292,510	326,354

TOTAL LIABILITIES		6,077,651	4,698,788

SHARE CAPITAL AND RESERVES
Share capital	24	4,918,400	4,918,400
Reserves		19,428,129	16,499,137

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY		24,346,529	21,417,537
Minority interest		74,699	71,075

TOTAL EQUITY		24,421,228	21,488,612

TOTAL LIABILITIES AND EQUITY		30,498,879	26,187,400

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Translation reserve	Investment revaluation reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(note24)	(note24)
Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740
Gain on fair value change of available-for-sale investments (unaudited)	—	—	—	—	—	49,211	—	49,211	—	49,211
Deferred tax on fair value change of available-for-sale investments (unaudited)	—	—	—	—	—	(16,240)	—	(16,240)	—	(16,240)
Exchange difference arising on translation of foreign operations (unaudited)	—	—	—	—	(814)	—	—	(814)	—	(814)
Net income recognized directly in equity	—	—	—	—	(814)	32,971	—	32,157	—	32,157
Profit for the period (unaudited)	—	—	—	—	—	—	1,502,360	1,502,360	70	1,502,430
Total recognized income and expense for the period (unaudited)	—	—	—	—	(814)	32,971	1,502,360	1,534,517	70	1,534,587
Appropriations to reserves (unaudited)	—	—	184,086	—	—	—	(184,086)	—	—	—
Dividends (unaudited)	—	—	—	—	—	—	(983,680)	(983,680)	—	(983,680)
Acquisition of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	(11,900)	(11,900)
Capital contributed by minority equity holders of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	24,000	24,000
Balance at June 30, 2007	4,918,400	2,981,002	2,402,660	1,704,611	(16,319)	55,725	7,436,537	19,482,616	74,131	19,556,747
Balance at January 1, 2008	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	8,646,853	21,417,537	71,075	21,488,612
Losses on fair value change of available-for-sale investments (unaudited)	—	—	—	—	—	(200,509)	—	(200,509)	—	(200,509)
Deferred tax on fair value change of available-for-sale investments (unaudited)	—	—	—	—	—	50,127	—	50,127	—	50,127
Exchange difference arising on translation of foreign operations (unaudited)	—	—	—	—	—	2,861	—	2,861	2,861	—
Net losses recognized directly in equity	—	—	—	—	2,861	(150,382)	—	(147,521)	—	(147,521)
Profit for the period (unaudited)	—	—	—	—	—	—	3,912,641	3,912,641	1,118	3,913,759
Total recognized income and expense for the period (unaudited)	—	—	—	—	2,861	(150,382)	3,912,641	3,765,120	1,118	3,766,238
Appropriations to reserves (unaudited)	—	—	101,486	—	—	—	(101,486)	—	—	—
Dividends (unaudited)	—	—	—	—	—	—	(836,128)	(836,128)	—	(836,128)
Acquisition of additional interest in the equity of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	2,506	2,506
Balance at June 30, 2008	4,918,400	2,981,002	2,688,591	2,037,940	(11,081)	109,797	11,621,880	24,346,529	74,699	24,421,228

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
	(unaudited)	(unaudited)
NET CASH GENERATED BY OPERATING ACTIVITIES	3,861,370	2,030,035

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(537,413)	(876,028)
Decrease (increase) in term deposits	319,090	(396,507)
Settlement received from other loans receivable	640,000	—
Expenditure for acquisition of Zhaolou Coal Mine	(747,339)	—
Acquisition of additional interest of Shanxi Group	—	(14,966)
Acquisition of minority interests of Yulin	(24,000)	—
(Increase) Decrease in restricted cash	(23,210)	58,646
Proceeds on disposal of property, plant and equipment	9,636	5,389

	(363,236)	(1,223,466)

NET CASH GENERATED BY FINANCING ACTIVITIES
Capital contribution from minority equity holders of a subsidiary	—	24,000
Bank loans	453,910	—

	453,910	24,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,952,044	830,569

CASH AND CASH EQUIVALENTS, BEGINNING	4,424,561	4,715,945
Effect of foreign exchange rate changes	(9,613)	(15,418)

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH	8,366,992	5,531,096

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008

1.	GENERAL

Organization and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the “Company”) and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway grid. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.

(“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Neng Hua Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. In the current period, the Company acquired the remaining 3% equity in Yulin.

1.	GENERAL — CONTINUED

Organisation and principal activities – continued

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

In 2005, the Company acquired a 95.67% equity interest in Yankuang Heze Neng Hua Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At June 30, 2008, Heze has commenced construction works for the Zhaolou coal mine. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has not yet commenced production as at June 30, 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,966,000.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2007.

In the current interim period, the Group had applied, for the first time, the new and revised standards and interpretations issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on January 1, 2008.

The adoption of these new and revised standards and interpretations had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation or Minmetals Trading. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

4.	SEGMENT INFORMATION — CONTINUED

Business segments

For management purposes, the Group is currently organised into two operating divisions—coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal

Coal railway transportation	–	Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2008
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External sales	12,065,436	111,931	—	12,177,367
Inter-segment sales	—	32,483	(32,483)	—
Total	12,065,436	144,414	(32,483)	12,177,367
Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority

RESULT
Segment results	5,863,503	(108,718)	—	5,754,785
Unallocated corporate expenses				(249,843)
Unallocated corporate income				52,332
Share of loss of an associate				(47,192)
Interest expenses			—	(15,827)
Profit before income taxes				5,494,255
Income taxes				(1,580,496)
Profit for the period				3,913,759

4.	SEGMENT INFORMATION — CONTINUED

	For the six months ended June 30, 2007
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External sales	6,928,217	91,296	—	7,019,513
Inter-segment sales	—	62,351	(62,351)	—

Total	6,928,217	153,647	(62,351)	7,019,513

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,453,855	(43,071)	—	2,410,784
Unallocated corporate expenses				(204,372)
Unallocated corporate income				48,626
Interest expenses				(14,851)
Profit before income taxes				2,240,187
Income taxes				(737,757)
Profit for the period				1,502,430

5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Domestic sales of coal, gross	11,233,286	5,860,240
Less: Transportation costs	126,710	132,271

Domestic sales of coal, net	11,106,576	5,727,969

Export sales of coal, gross	832,150	1,067,977
Less: Transportation costs	92,801	191,290

Export sales of coal, net	739,349	876,687

Net sales of coal	11,845,925	6,604,656

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Materials	704,859	560,611
Wages and employee benefits	1,267,739	1,141,120
Electricity	209,377	200,149
Depreciation	547,341	529,481
Land subsidence, restoration, rehabilitation and environmental costs	951,570	419,471
Repairs and maintenance	—	204,144
Annual fee and amortization of mining rights	85,303	12,947
Other transportation cost	65,436	52,247
Costs of traded coal	727,381	—
Others	613,468	269,446

	5,172,474	3,389,616

7.	OTHER INCOME

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Interest income from bank deposits	52,311	48,626
Gain on exchange rate changes	—	36,600
Interest income from entrusted loan (note 15)	132,230	—
Others	9,611	19,913

	194,152	105,139

8.	INTEREST EXPENSES

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Interest expenses on bank borrowing wholly repayable within 5 years	14,902	13,601
Deemed interest expenses in respect of acquisition of Jining III	925	1,250

	15,827	14,851

No interest was capitalized during the periods.

9.	PROFIT BEFORE INCOME TAXES

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Profit before income taxes has been arrived at after charging (crediting):
Depreciation of property, plant and equipment	630,903	615,511
Amortization of mining rights (Included in cost of sales and service provided)	8,775	8,081

Total depreciation and amortization	639,678	623,592

Amortization of prepaid lease payments	8,627	6,826
Gain on disposal of property, plant and equipment	(7,146)	(1,655)

10.	INCOME TAXES

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Income tax:
Current taxes	1,298,823	804,026
Under (Over) provision in prior year	265,390	(21,922)

	1,564,213	782,104
Deferred tax (note 23):
Current period	16,283	24,256
Attributable to change in tax rate	—	(68,603)

	16,283	(44,347)

	1,580,496	737,757

The Group is subject to a standard income tax rate of 25%. The effective income tax rate of the Group for the current period is 29% (six months ended June 30, 2007: 33%). The major reconciling items are the amount claimed on the appropriation to future development fund for which a tax deduction is granted and certain expenses not deductible for tax purposes.

On March 16, 2007, the PRC promulgated the Law of the People’s Republic of China on Enterprise Income Tax by Order No. 63 of the President of the People’s Republic of China, which changed the tax rate from 33% to 25% for the Company and its subsidiaries established in the PRC from January 1, 2008.

11.	DIVIDENDS

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Final dividend approved, RMB0.17 per share (2007: RMB0.120)	836,128	590,208
Special dividend of 2007 approved, RMB0.080 per share	—	393,472

	836,128	983,680

Pursuant to the annual general meeting held on June 27, 2008, a final dividend in respect of the year ended December 31, 2007 was approved.

12.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2008 and June 30, 2007 is based on the profit for the period of RMB3,912,641,000 and RMB1,502,360,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been decreased from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to the ADS holders on July 3, 2008. The comparative figure of 2007 has been adjusted accordingly.

13.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation cost of Southland as required by the Australian government. The long-term restricted cash carries interest at 1.8% per annum.

14.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
Bills receivable	2,626,806	2,638,956
Accounts receivable	248,203	135,525

Total bills and accounts receivable	2,875,009	2,774,481
Less: Impairment loss	(20,968)	(20,996)
Bills and accounts receivable, net	2,854,041	2,753,485

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance sheet date:

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
1 – 180 days	2,852,870	2,753,485
181 – 365 days	1,171	—

	2,854,041	2,753,485

15.	OTHER LOAN RECEIVABLE

At December 31, 2007, the amount represented a loan granted to an independent third party, which carries interest at 7.00% per annum and is guaranteed by other independent third parties. The loan (the “Default Loan”) is secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to the The People’s Supreme Court of Shandong Province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company.

In 2006, Shandong Runhua Group Company Limited (“Shandong Runhua”) has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC rendered a formal written request to the Court to protect the Company’s priority right on the Secured Shares.

In October 2007, the Company, Shandong Runhua and the guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the total 289 million Secured Shares held by the guarantor should belong to Shandong Runhua and 200 million Secured Shares should be transferred to Shandong Runhua from the guarantor. At the same time, Shandong Runhua has agreed to assist the guarantor to repay the principal and the associated interest of the Default Loan to the Company. The Company has the right to request for the disposal of the frozen 49 million Secured Shares owned by the guarantor for the settlement if the Default Loan is not repaid by the guarantor or Shandong Runhua after June 6, 2008 (the date the restriction on trading of the Secured Shares is removed). If the proceed received from the disposal of the 49 million Secured Shares would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured Shares held under the Guarantor and not yet transferred to Shandong Runhua for settlement. If the disposal of the above mentioned 89 million Secured Shares would still not be sufficient for settlement of the liability borne by the guarantor, the Company would have the right to further request for the disposal of the 200 million Secured Shares already transferred by the guarantor to Shandong Runhua for full settlement of approximate RMB700 million (including the interest). By June 30, 2008, the Company has executed the Secured Shares right and collected principal of RMB640 million plus interest of RMB130 million (Note 7).

16.	PREPAYMENTS AND OTHER RECEIVABLES

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
Advances to suppliers	642,758	35,728
Prepaid freight charges and related handling charges	—	10,934
Deposit for environment protection	200,000	200,000
Others	83,145	80,006
	925,903	326,668

17.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. At June 30, 2008, the amount represented the prepayment for resources compensation fee based on production volume of approximately 8.13 million tonnes. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

18.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At June 30, 2008
RMB’000
At beginning of period	19,635
Additional provision in the period	951,570
Utilization of provision	(950,750)
At end of period	20,455

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

19.	MINING RIGHTS

RMB’000
COST
At January 1, 2008	417,113
Exchange difference	3,803
Addition	747,339

At June 30, 2008	1,168,255

AMORTIZATION
At January 1, 2008	61,101
Exchange difference	211
Provision for the period	8,775

At June 30, 2008	70,087

NET BOOK VALUE
At June 30, 2008	1,098,168

At December 31, 2007	356,012

The addition of mining rights of RMB747.339 million during the current period represented the consideration paid for Zhaolou coal mine acquired from the Parent Company.

The Company and the Parent Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of this interim report, compensation fee of RMB5 per tonne for raw coal mined amounting to RMB82,028,000 for the period has been preliminary agreed. The revised compensation is to be settled with the relevant governmental authority directly.

20.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbour works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST

At January 1, 2008	57,311	2,580,091	250,349	736,358	3,687,389	9,547,481	354,373	4,681,062	21,894,414
Exchange difference	1,858	379	—	—	—	30,851	—	2,883	35,971
Additions	—	—	—	—	—	184	254	536,975	537,413
Transfers	—	56,609	—	30,875	—	89,448	—	(176,932)	—
Disposals	—	(2,432)	—	(743)	—	(10,026)	—	—	(13,201)

At June 30, 2008	59,169	2,634,647	250,349	766,490	3,687,389	9,657,938	354,627	5,043,988	22,454,597

Accumulated depreciation
At January 1, 2008	—	1,225,364	24,277	323,121	1,719,539	4,856,779	220,740	—	8,369,820
Exchange difference	—	91	—	—	—	5,146	—	—	5,237
Provision for the period	—	53,738	2,703	24,019	119,912	413,245	17,286	—	630,903
Eliminated on disposals	—	(1,354)	—	(332)	—	(9,025)	—	—	(10,711)

At June 30, 2008	—	1,277,839	26,980	346,808	1,839,451	5,266,145	238,026	—	8,995,249

NET BOOK VALUE
At June 30, 2008	56,169	1,356,808	223,369	419,682	1,847,938	4,391,793	116,601	5,043,988	13,459,348

At December 31, 2007	57,311	1,354,727	226,072	413,237	1,967,850	4,690,702	133,633	4,681,062	13,524,594

21.	INVESTMENTS IN SECURITIES

The investment in securities represents available-for-sale equity investments:

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
Investment in equity securities listed on the SSE – Stated at fair value	208,577	409,086
Unlisted equity securities	440	440

	209,017	409,526

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

22.	BILLS AND ACCOUNTS PAYABLE

The following is an aged analysis of bills and accounts payable at the balance sheet date:

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
1 – 90 days	499,069	506,474
91 – 180 days	—	—
181 – 365 days	56,639	126,048
1 – 2 years	123	24,995

	555,831	657,517

23.	DEFERRED TAXATION

	Available-for-sale investments	Accelerated Tax depreciation	Fair value adjustment on mining rights	Tax losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2007	(11,207)	(218,513)	(54,103)	—	(283,823)
Charge to reserve	(78,236)	—	—	—	(78,236)
(Charge) credit to income for the year	—	(34,613)	1,513	31,175	(1,925)
Effect of change in tax rate	2,717	52,972	13,116	—	68,805

Balance at December 31, 2007 and January 1, 2008	(86,726)	(200,154)	(39,474)	31,175	(295,179)
Charge to reserve	50,127	—	—	—	50,127
(Charge) credit to income for the period (note 10)	—	(17,040)	757	—	(16,283)
Balance at June 30, 2008	(36,599)	(217,194)	(38,717)	31,175	(261,335)

The analysis of deferred tax balances in the financial statements is as follows:

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
Deferred tax assets	31,175	31,175
Deferred tax liabilities	(292,510)	(326,354)

	(261,335)	(295,179)

There was no material unprovided deferred tax for the period or at the balance sheet date.

24.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
Parent	State legal person Shares (held by the Company)	A shares	H shares (including H share represented by ADS)	Total
Numbers of shares
At December 31, 2007 and June 30, 2008	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid (RMB’000)
At December 31, 2007 and June 30, 2008	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Future development fund includes future development specific fund and reform specific development fund.

Pursuant to regulation in the PRC, the Company and Shanxi Tianchi are required to transfer an annual amount to future development specific fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not available for distribution to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

24.	SHAREHOLDERS’ EQUITY – CONTINUED

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at June 30, 2008 is the retained earnings computed under PRC GAAP which amounted to approximately RMB11,125.981 million (as at December 31, 2007: RMB8,363.756 million).

25.	RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2008 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132.479 million is to be settled over ten years by equal annual installments before December 31 of each year, commencing from 2001.

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies:
Within one year	471,977	669,275
More than one year, but not exceeding two years	7,478	7,703
More than two years, but not exceeding three years	3,626	7,253

Total	483,081	684,231
Less: amount due within one year	(471,977)	(669,275)

Amount due after one year	11,104	14,956

Except for the outstanding consideration as described above, the amounts due to Parent Company and its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

25.	RELATED PARTY TRANSACTIONS – CONTINUED

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Income
Sales of coal	586,853	478,902
Sales of auxiliary materials	202,609	190,588

Expenditure
Utilities and facilities	184,054	190,536
Annual fee for mining rights	—	6,490
Purchases of supply materials and equipment	204,828	256,123
Repairs and maintenance services	101,361	98,258
Social welfare and support services	103,350	209,712
Technical support and training	10,000	10,000
Road transportation services	43,876	32,375
Construction services	37,524	26,762

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB56.100 million and RMB82.95 million for each of the six months ended June 30, 2008 and 2007 respectively, and for technical support and training of RMB10 million and RMB10 million for each of the six months ended June 30, 2008 and 2007 respectively, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 27).

25.	RELATED PARTY TRANSACTIONS – CONTINUED

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Trade sales	4,229,998	431,030
Trade purchases	386,649	309,291

Material balances with other state-controlled entities are as follows:

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
Amounts due from other state-controlled entities	1,370,413	311,922
Amounts due to other state-controlled entities	51,599	339,979

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

25.	RELATED PARTY TRANSACTIONS – CONTINUED

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended June 30,
	2008	2007
	RMB’000	RMB’000
Directors’ fee	417	145
Salaries, allowance and other benefit in kind	1,281	1,448
Retirement benefit scheme contribution	208	478

	1,906	2,071

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

26.	COMMITMENTS

	At June 30, 2008	At December 31, 2007
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	278,271	322,271
Capital expenditure authorised but not contracted for in respect of development of new coal mines	—	747,339

	278,271	1,069,610

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 per tonne and RMB15 per tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“work safety cost”) respectively. The unutilized work safety cost at June 30, 2008 was RMB341.252 million (December 31, 2007: RMB187.47 million)

26.	COMMITMENTS – CONTINUED

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB1,073 million to the relevant government authority, which secured for the environmental protection work done by the Company. As at June 30, 2008 deposit of RMB200 million were made and the Company is committed to further make security deposit of RMB874 million.

27.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into by the Company and the Parent Company on January 10, 2006, the monthly contribution rate is set at 45% of the aggregate monthly basic salaries and wages of the Company’s employees for the period from January 1, 2006 to December 31, 2008.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of the qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employees’ contribution. During the period, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contribution payable in the future years.

28.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2007 and 2008. Such expenses, amounting to RMB43.1 million for each of the six months ended June 30, 2007 and 2008, have been included as part of the social welfare and support services expenses summarized in note 25.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

SUPPLEMENT

I.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP

The Group has also prepared a set of condensed consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and safety work expense

(1a)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(1b)	reversal of the work safety cost provided but not yet utilized for the enhancement of safety production environment and facilities, which is charged as an expense when provided under PRC GAAP; depreciation provided for plant and equipment acquired by utilizing the provision of work safety cost, which under PRC GAAP, work safety cost have been charged as expenses when provision was made.

(2)	Consolidation using purchase method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze and Shanxi Group have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze and Shanxi Group at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze and Shanxi Group are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze and Shanxi Group are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze and Shanxi Group acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(2b)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty-seven years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under PRC GAAP, as both the Company and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

(3)	Deferred taxation due to differences between financial statements under IFRS and under PRC GAAP.

I.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP – CONTINUED

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income attributable equity holders of the Company for six months ended June 30,		Net assets attributable to equity holders of the Company as at
	2008	2007	June 30, 2008	December 31, 2007
	RMB’000	RMB’000	RMB’000	RMB’000
As per condensed financial statements prepared under IFRS	3,912,641	1,502,360	24,346,529	21,417,537
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	(101,486)	(184,086)	(917,201)	(814,516)
– reversal of work safety cost	(66,474)	(74,903)	(864,237)	(797,763)
– fair value adjustment on mining rights of Shanxi Group and related amortization	2,461	2,461	(125,922)	(128,385)
– write-off of pre-operating expenses of subsidiaries	—	(93,491)	—	—
– Goodwill arising from acquisition of Jining II, Railway Assets, Heze and Shanxi Group	—	—	(288,604)	(288,604)
– deferred tax effect on temporary differences not recognized under PRC GAAP	16,003	(41,677)	247,540	231,537
– others	(1,070)	(1,746)	(3,982)	(4,116)

As per financial statements prepared under PRC GAAP	3,762,075	1,108,918	22,394,123	19,615,690

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310